MANAGEMENT INFORMATION CIRCULAR Annual Meeting of Shareholders of Enbridge Inc. to be held on Wednesday, May 5, 2010 in Calgary, Alberta, Canada ENBRIDGE INC. | MARCH 3, 2010

WHAT'S INSIDE

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
MANAGEMENT INFORMATION CIRCULAR	2
General Information	2
About the Shareholders' Meeting	3
Items of Business	5
Receipt of Financial Statements	5
Election of Directors	5
Directors' Compensation	15
Appointment of Auditors	19
Shareholder Proposals	21
Board Committee Reports	21
AFR Committee Report	21
CSR Committee Report	23
Governance Committee Report	24
HRC Committee Report	26
Compensation Discussion and Analysis	27
Executive Summary	27
Executive Compensation	28
Compensation Programs and 2009 Pay Decisions	31
Share Ownership Guidelines	37
Succession Planning	37
Compensation Consultant	38
Executive Compensation and Shareholder Return	38
Summary Compensation Table	39
Incentive Plan Awards	41
Trading in Enbridge Securities	44
Retirement Plan Benefits	45
Termination of Employment and Change of Control Arrangements	46
Interest of Informed Persons in Material Transactions	48
Indebtedness of Directors and Senior Officers	48
Directors and Officers Liability Insurance	49
Transfer Agent and Registrar	49
Approval by the Board of Directors	49
Appendix "A" – Statement of Corporate of Governance Practices	50

March 3, 2010

Dear Shareholder,

On behalf of the board of directors, management and employees of Enbridge Inc. ("Enbridge"), I invite you to attend the annual meeting of shareholders which will take place on Wednesday, May 5, 2010 at 1:30 p.m. (mountain daylight time) at the Metropolitan Conference Centre, Ballroom, in Calgary, Alberta, Canada. The meeting is your opportunity to hear first-hand about our performance in 2009 and our plans to ensure Enbridge remains one of your most valued investments, to meet with Enbridge's board of directors, senior management and fellow shareholders and to vote in person on the items of business.

I encourage you to read the attached management information circular as it describes how you can vote, who can vote and what the meeting will cover. It also provides information on each of our director nominees, outlines our governance and compensation practices and provides information on the board of directors' roles and responsibilities and the key activities undertaken by the board committees in 2009.

We are enclosing with the management information circular and related proxy materials, either Enbridge's annual report if you opted to receive it, or, if you opted not to receive it, an insert that contains key corporate facts and financial highlights about Enbridge for the year ended December 31, 2009. The annual report, along with additional documentation and information concerning Enbridge, is available on our website at www.enbridge.com, on SEDAR at www.sedar.com or a paper copy may be requested free of charge from the Corporate Secretary of Enbridge.

If you are unable to attend the meeting in person, I encourage you to vote your common shares by any of the means available to you, as described in the management information circular and proxy form.

Sincerely,

Patrick D. Daniel
President & Chief Executive Officer

ENBRIDGE INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

You are invited to the 2010 annual meeting of shareholders of Enbridge Inc.

When:	Wednesday, May 5, 2010 at 1:30 p.m. (mountain daylight time)
Where:	The Metropolitan Conference Centre, Ballroom 333-4th Avenue S.W. Calgary, Alberta, Canada
What the Meeting Will Cover:	1.	the receipt of the consolidated annual financial statements and the report of the auditors for the financial year ended December 31, 2009;
	2.	the election of directors for the ensuing year;
	3.	the appointment of the auditors and authorization of the directors to fix their remuneration; and
	4.	the consideration of such other matters as may properly come before the meeting, or any adjournment of the meeting.
Who Can Vote:
Holders of Enbridge Inc. common shares of record at the close of business on Thursday, March 18, 2010, will be entitled to receive notice of and to vote at the meeting, or any adjournment of the meeting.

DATED at Calgary, Alberta, Canada this 3rd day of March, 2010.

By Order of the Board of Directors

Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

YOUR VOTE IS IMPORTANT

If you are a registered shareholder and do not plan to attend the meeting in person, please follow the instructions to complete, sign, date and return the enclosed form of proxy in the provided postage paid return envelope to the Enbridge Inc.'s transfer agent, CIBC Mellon Trust Company. Registered shareholders of Enbridge Inc. common shares may also vote by telephone, facsimile or internet by following the instructions on the enclosed form of proxy.

Beneficial shareholders should refer to page 4 of the management information circular for instructions on how to vote their Enbridge Inc. common shares.

Proxies must be received by CIBC Mellon Trust Company at its corporate trust office in Agincourt, Ontario, Canada, the address of which is listed under the heading "Transfer Agent and Registrar" on page 49 of the management information circular, by 6:00 p.m. (mountain daylight time) on May 3, 2010, or, if the meeting is postponed or adjourned, by 6:00 p.m. (mountain daylight time) on the second last business day before the postponed or adjourned meeting is held.

1      NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

ENBRIDGE INC.
MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

In this management information circular (the "Circular") you and your refer to the holders of our common shares ("Enbridge Shares") and we, us, our and Enbridge refer to Enbridge Inc. This Circular is provided in connection with the solicitation of proxies by and on behalf of the management ("Management") of Enbridge and its board of directors (the "Board"). The accompanying form of proxy ("Proxy Form") is for use at the annual meeting (the "Meeting") of holders of Enbridge Shares to be held on Wednesday, May 5, 2010, and at any adjournment of that Meeting. The cost of this solicitation of proxies will be borne by Enbridge. The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees of Enbridge, without additional compensation.

LIVE AUDIO WEBCAST OF THE MEETING

Shareholders who are unable to attend the Meeting in person will have the opportunity to listen to a live audio webcast of the Meeting. The details concerning the live audio webcast will be provided on our website at www.enbridge.com and in a news release prior to the Meeting. Shareholders unable to listen to the live audio webcast will also be able to listen to a recorded version of the Meeting, which will be made available on our website shortly after the Meeting.

CURRENCY

All dollar amounts set forth in this Circular are in Canadian dollars ("$" or "CA$"), unless otherwise indicated.

MAILING DATE AND DATE OF INFORMATION IN THE CIRCULAR

Management anticipates that this Circular and the Proxy Form will be mailed to Enbridge's shareholders on or about March 29, 2010. Unless otherwise stated, information contained in this Circular is given as of March 3, 2010.

EXECUTIVE AND REGISTERED OFFICE

Our principal executive and registered office is located at 3000, 425 - 1st Street S.W., Calgary, Alberta, Canada, T2P 3L8, and our telephone number is (403) 231-3900.

COMMUNICATING WITH THE BOARD

Shareholders may write to the Board or any Director(s) in care of the following address:

By mail to:	Enbridge Inc. 3000, 425 - 1st Street S.W. Calgary, Alberta, Canada T2P 3L8
	Attention:	Alison T. Love Vice President, Corporate Secretary & Chief Compliance Officer
By e-mail to:	corporatesecretary@enbridge.com

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

As the Enbridge Shares are listed on the Toronto Stock Exchange (the "TSX"), Enbridge must comply with the corporate governance guidelines or rules adopted by the TSX. The Enbridge Shares are also listed on the New York Stock Exchange (the "NYSE"), and Enbridge must disclose any significant ways in which its governance practices differ from NYSE requirements applicable to listed companies in the United States of America (also referred to in this Circular as "US" or "USA"). A summary of these differences can be found on our website at www.enbridge.com. Enbridge must also comply with the corporate governance guidelines or rules adopted by Canadian securities regulators and the United States Securities and Exchange Commission (the "US SEC").

A complete description of our approach to corporate governance is set forth in Appendix "A" to this Circular beginning on page 50.

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS

Additional information and documents concerning Enbridge, including the general guidelines of the Board, the terms of reference for the Board and committees of the Board ("Board Committees"), corporate policies and public disclosure documents, can be found on our website at www.enbridge.com. Our public disclosure documents can also be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additionally, a shareholder may request a paper copy of the documents free of charge from Enbridge.

ABOUT THE SHAREHOLDERS' MEETING

WHAT THE MEETING WILL COVER

The Meeting gives you the opportunity to vote on items of Enbridge business. It is also an opportunity to meet face to face with Management and interact with the Board. The Meeting will cover the following items of business:

  •   the receipt of the consolidated annual financial statements and the report of the auditors for the financial year ended December 31, 2009 (see page 5 of this Circular);

  •   the election of the directors (the "Directors") of Enbridge for the upcoming year (see page 5 of this Circular);

  •   the appointment of the auditors and authorization of the Directors to fix the auditors' remuneration (see page 19 of this Circular); and

  •   any other business that may be properly brought before the Meeting, or any adjournment of the Meeting.

WHO CAN VOTE

The authorized share capital of Enbridge consists of an unlimited number of Enbridge Shares and an unlimited number of non-voting preference shares, issuable in series. Only holders of common shares (defined as "Enbridge Shares" above) have full voting rights in Enbridge.

If you were a holder of Enbridge Shares at the close of business on Thursday, March 18, 2010 (the "Record Date"), you, or the person you appoint as your proxyholder can attend the Meeting, or any adjournment of the Meeting, and vote your shares on the items of business set forth in the notice of annual meeting of shareholders ("Notice of Meeting"). Each Enbridge Share you own represents one vote.

Principal Holders of Enbridge Shares

As of March 3, 2010, there were 379,726,064 Enbridge Shares and 5,000,000 preference shares issued and outstanding.

There is no single holder known to Enbridge, the Board or Management, who beneficially owns, directly or indirectly, or who exercises control or direction over more than 10% of the outstanding Enbridge Shares. Noverco Inc. ("Noverco") and its affiliates own a total of 34,700,000 Enbridge Shares, representing approximately 9.1% of the issued and outstanding Enbridge Shares. Pursuant to a share and warrant subscription agreement dated August 27, 1997 (the "Subscription Agreement") among Noverco, Gaz Métropolitain, inc. (now Gaz Métro inc.) and Enbridge, Enbridge has agreed to use its best efforts to facilitate the maintenance of Noverco's aggregate ownership interest in Enbridge at approximately 10% by permitting Noverco to participate in any future offerings of Enbridge Shares.

HOW TO VOTE

You can vote by proxy or you can attend the Meeting and vote your shares in person. The process of voting for registered and beneficial holders of Enbridge Shares is different. You are a registered shareholder ("Registered Shareholder") if you hold any Enbridge Shares in your own name and your Enbridge Shares are represented by a physical share certificate. You are a beneficial shareholder ("Beneficial Shareholder") if your Enbridge Shares are held in the name of a nominee (bank, trust company, securities broker, trustee or other financial institution) and your Enbridge Shares are not represented by a physical share certificate but are instead recorded on an electronic system.

Voting By Proxy

Voting by proxy is your easiest way to vote. It means you are giving someone else the authority to attend the Meeting and vote for you (called a proxyholder). Your proxyholder, whether it is the Management appointees or another person designated by you, must vote for or against or withhold your vote in accordance with the instructions you have conveyed.

P.D. Daniel, President & Chief Executive Officer, or in his absence, D.A. Arledge, Chairman ("Chair") of the Board, have agreed to act as proxyholders to vote your Enbridge Shares at the Meeting in accordance with your instructions. If you appoint the Enbridge proxyholders but do not tell them how you want to vote your Enbridge Shares, your Enbridge Shares will be voted FOR the election of each of the Directors and the appointment of auditors.

You may also appoint a different proxyholder other than Management, who does not need to be a holder of Enbridge Shares, to represent you and vote your Enbridge Shares at the Meeting in accordance with your voting instructions. To exercise this right, strike out the names of the Management proxyholders and insert the name of the person you wish to act as proxyholder, or complete another appropriate form of proxy. If you vote through the internet and choose to vote separately on each item of business, you will be provided with specific instructions as to how you can use the internet to appoint a proxyholder. Be sure that the person is aware that he/she is your proxyholder and registers with our transfer agent, CIBC Mellon Trust Company ("CIBC Mellon"), at the Meeting, indicating that he/she is your proxyholder. This right only exists if you convey your voting instructions by mail or if you vote separately on each item of business using the internet.

3      MANAGEMENT INFORMATION CIRCULAR

If there are amendments or variations to the items of business set forth in the Notice of Meeting or other matters that are brought before the Meeting, the proxyholder you have appointed can vote as he or she sees fit. As of the date of this Circular, the Board and Management do not know of any variations or amendments to the proposed items of business or any additional matters which may be presented for consideration at the Meeting.

Proxy Voting Process

Beneficial Shareholders

Please follow the instructions on the enclosed voting information form to vote your shares by mail, telephone, facsimile or internet. Each nominee will have its own instructions for voting, so be sure to follow the instructions on the enclosed form.

Registered Shareholders

You can vote by mail, telephone, facsimile or internet. Instructions as to how to convey your voting instructions by any of these means are set forth on the back of the Proxy Form and should be carefully followed.

If you convey your instructions by any of the means available to you, your instructions must be received by 6:00 p.m. (mountain daylight time) on May 3, 2010, or, if the Meeting is postponed or adjourned, by 6:00 p.m. (mountain daylight time) on the second last business day before the postponed or adjourned Meeting is held.

If you hold some Enbridge Shares as a Registered Shareholder and some as a Beneficial Shareholder, you will need to convey your vote using each of the applicable procedures set forth above.

Voting in Person

Beneficial Shareholders

As we do not have the names of the Beneficial Shareholders, if you attend the Meeting, we will not have a record of the number of Enbridge Shares you own or your entitlement to vote, unless your nominee has appointed you as proxyholder. To be appointed, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and carefully follow the instructions provided. Do not otherwise complete the form. This will allow you to attend the Meeting and vote your Enbridge Shares in person. Be sure to register with CIBC Mellon when you arrive at the Meeting.

Registered Shareholders

Do not complete and return the Proxy Form but simply attend the Meeting where your vote will be taken by ballot and counted. Be sure to register with CIBC Mellon when you arrive at the Meeting.

Changing your Vote

If you have voted by proxy, you can revoke or change your voting instructions or you can decide that you want to vote in person instead, any time before the proxy is acted upon, in the following ways:

Beneficial Shareholders

If you are a Beneficial Shareholder, you should contact your nominee for instructions on how to revoke or change your vote.

Registered Shareholders

If you voted by telephone or internet, then submitting new voting instructions will revoke any prior instructions. If your proxy was submitted by facsimile or mail, you can revoke or change your voting instructions by:

  •   sending a notice in writing to the registered office of Enbridge, at the address which is located on page 2 of this Circular so that it is received by 6:00 p.m. (mountain daylight time) on May 4, 2010, or, if the Meeting is postponed or adjourned, by 6:00 p.m. (mountain daylight time) on the business day before the postponed or adjourned Meeting is held;

  •   giving notice in writing to the Chair of the Meeting, at the Meeting or the postponed or adjourned Meeting, however, the notice will only be effective with respect to items of business that have not yet been voted on prior to the notice; or

  •   any other manner permitted by law.

The notice must be executed by you or by your attorney authorized in writing, or if the Enbridge Shares are owned by a corporation, under corporate seal or by an officer or attorney duly authorized.

Voting Results

A simple majority of the votes cast (50% plus one vote) by the holders of Enbridge Shares, in person or by proxy, will constitute approval of the election of Directors and the appointment of auditors.

CIBC Mellon, our transfer agent, counts the votes on our behalf. This is carried out independently to make sure the individual shareholder votes are kept confidential. CIBC Mellon only sends a Proxy Form to us when:

  •   it is necessary to meet legal requirements;

  •   there is a proxy contest; or

  •   if a shareholder made written comments on the Proxy Form which are clearly intended for the Management of Enbridge.

If you have any other questions on voting at the Meeting, you can contact CIBC Mellon by visiting its website at: www.cibcmellon.com or by telephone, which is toll free in North America, at 1-800-387-0825.

ITEMS OF BUSINESS

RECEIPT OF FINANCIAL STATEMENTS

The Directors will place before the Meeting the consolidated annual financial statements and the report of the auditors for the financial year ended December 31, 2009 (collectively, the "Financial Statements"). The 2009 annual report (the "Annual Report") to shareholders, which contains financial information about Enbridge, including the Financial Statements and management's discussion & analysis, is included with the general mailing of this Circular to Registered Shareholders and Beneficial Shareholders who have elected to receive it. The Annual Report, the Notice of Meeting and the Circular are available on our website under the heading "Financial Information – Reports & Filings" on the Investor Relations page. You may also request copies of the Annual Report or Financial Statements by contacting Investor Relations by: mail at 3000, 425 - 1st Street S.W. Calgary, Alberta, Canada, T2P 3L8; telephone at 1-800-481-2804; or e-mail through our website under the heading "Contact Investor Relations – Request Investor Material" on the Investor Relations page. Copies are also available on SEDAR at www.sedar.com.

ELECTION OF DIRECTORS

Size and Composition of the Board

Enbridge's articles require that the number of Directors shall not be less than one and not more than 15, as the Board may from time to time determine. The Board by resolution dated February 18, 2010 has established the size of the Board to be elected at the Meeting at 11 Directors.

As of March 3, 2010, there are 11 Directors: David A. Arledge, James J. Blanchard, J. Lorne Braithwaite, Patrick D. Daniel, J. Herb England, Charles W. Fischer, David A. Leslie, George K. Petty, Charles E. Shultz, Dan C. Tutcher and Catherine L. Williams. All of the Directors are standing for re-election to the Board.

Other than Mr. Fischer, who was appointed to the Board on July 28, 2009, all other proposed nominees for election as Directors were elected at the annual meeting of holders of Enbridge Shares held on May 6, 2009 (the "2009 Meeting"). There is no family relationship between any of the proposed nominees for election as Directors.

You can vote for all of these Directors, vote for some of them and withhold votes for others, or withhold votes for all of them. Unless otherwise instructed, the named proxyholders will vote FOR the election of each of the proposed nominees set forth above as Directors of Enbridge.

Enbridge has four standing Board Committees: the Audit, Finance & Risk Committee ("AFR Committee"), Corporate Social Responsibility Committee ("CSR Committee"), Governance Committee and Human Resources & Compensation Committee ("HRC Committee"). The membership and principal functions of each Board Committee are set forth under the heading "Board Committee Reports" beginning on page 21 of this Circular.

The nomination of individuals to become directors of the Board is the responsibility of the Governance Committee. The Governance Committee established and uses the Board Composition Plan to assist in the determination of the individuals who should be nominated to the Board. Further information concerning the Board Composition Plan is set forth in Appendix "A" to this Circular beginning on page 54 under the heading "Identification of New Candidates for Board Nomination."

Pursuant to the general guidelines of the Board (the "Board Guidelines"), a Director shall retire at the next annual meeting of shareholders following the attainment of age 70. A Director however, may continue to serve until the first annual meeting of shareholders following the Director's 72nd birthday if: (a) the Director has requested a two-year extension prior to reaching the age of 70, and (b) the extension has been unanimously approved by the Directors then in office. Any Director continuing in office beyond the first annual meeting of shareholders following the Director's

5      MANAGEMENT INFORMATION CIRCULAR

70th birthday is not eligible to be the Chair of the Board or the Chair of any Board Committee. The Board Guidelines can be found on our website at www.enbridge.com or on SEDAR at www.sedar.com.

Although Charles E. Shultz has attained the age of 70, he will stand for election to the Board because his request for a two-year extension to serve on the Board was unanimously approved by the Board in July 2009. On the day of the Meeting, Mr. Shultz will resign as Chair of the HRC Committee and another member of the Board will be appointed to that position.

The composition of the Board is also affected by the Subscription Agreement among Noverco, Gaz Métropolitain, inc. (now Gaz Métro inc.) and Enbridge. So long as Noverco or its subsidiaries remain the registered and beneficial owners of an aggregate of at least 8% of the outstanding Enbridge Shares, on an annual basis, Enbridge has agreed to nominate and support the election to the Board of at least one individual proposed by Noverco with such number of individuals to be in proportion to the percentage of outstanding Enbridge Shares owned by Noverco to all Enbridge Shares outstanding. None of the proposed nominees for election as Directors represent Noverco by such right of nomination.

Our Policy on Majority Voting

If a Director receives more "withheld" votes than "for" votes, he or she will offer to resign following the Meeting. The Governance Committee will review the matter and then recommend to the Board whether to accept the resignation, ask the Director to continue on the Board and address what the Governance Committee believes to be the underlying cause of the withheld votes or reject the resignation. The Director will not participate in any Board or Board Committee deliberations on the matter. The Board will promptly disclose in a press release its decision and the reasons for the decision. If the Board accepts the resignation, it may appoint a new director to fill the vacancy.

The Board adopted this policy in 2007 on the recommendation of the Governance Committee.

Director Profiles

The table below sets forth information regarding the proposed nominees for election as Directors (all of whom have agreed to stand for election) together with their municipality of residence, age, year in which they joined the Board, their independence status, areas of expertise, principal occupation(s) during the five preceding years, Board Committee memberships and attendance at Board and Board Committee meetings during 2009, as well as other public, private and not-for-profit1 corporation/trust directorships/trusteeships and committee memberships. Also set forth is the number of Enbridge Shares2, deferred stock units ("Deferred Stock Units" or "DSUs") and stock options held as of March 3, 2010 and March 4, 2009, as well as the total market value3 of those securities as of the same dates (excluding stock options).

DAVID A. ARLEDGE

Age: 65 Naples, Florida, USA Director since: January 1, 2002 Chairman of the Board since: May 2005 Latest date of retirement: May 2017 Independent
Areas of Expertise: Energy, finance, oil & gas, pipelines and regulated businesses.

From 1983 until 2001, Mr. Arledge was principally employed by Coastal Corporation (energy company) which merged in early 2001 with El Paso Corporation (integrated energy company). He held various executive positions in finance from 1983 to 1993, including Senior Vice President, Finance & Chief Financial Officer, and from 1993 to 2001 held many senior executive and operating positions, most recently retiring as Chair, President & Chief Executive Officer.

Other Public and Private Company Board/Committee Memberships

Company		Type of Company		Position(s)

Aviva USA Corp. (subsidiary of Aviva plc, a public company)		Private insurance company		Chair of the Board of Directors and member of the Audit Committee

Enbridge Board/Committee Memberships			Attendance at Meetings during 2009[4]

Board of Directors			11 out of 11 (100%)
AFR Committee[5]			5 out of 5 (100%)
CSR Committee[5]			4 out of 4 (100%)
Governance Committee			4 out of 4 (100%)
HRC Committee			5 out of 5 (100%)
Total			29 out of 29 (100%)

Securities Held

Year	Enbridge Shares	DSUs	Total Market Value of Enbridge Shares and DSUs	Minimum Required

2010	16,300	14,547	$1,449,809	$360,000
2009	16,300	11,144	$1,014,056	$360,000

JAMES J. BLANCHARD

Age: 67 Beverly Hills, Michigan, USA Director since: January 25, 1999 Latest date of retirement: May 2015 Independent
Areas of Expertise: Government, legal, environment, safety & sustainability and governance.

Gov. Blanchard has practiced law with DLA Piper US, LLP in Michigan and Washington, D.C. since 1996 and is the Chair, Government Affairs. From 1993 to 1996, Mr. Blanchard served as the United States Ambassador to Canada. He was Governor of Michigan for eight years and served eight years in the United States Congress.

Other Public and Private Company Board/Committee Memberships[6]

Company	Type of Company	Position(s)

Meridian International Center	Private, non-profit institution that promotes international understanding	Chair of the Board of Trustees
Chrysler Group LLC	Vehicle manufacturing company	Member of the Board of Directors
National Archives Foundation (US)	Not-for-Profit	Member of the Board of Directors

Enbridge Board/Committee Memberships	Attendance at Meetings during 2009

Board of Directors	10 out of 11 (91%)
CSR Committee (Chair)	4 out of 4 (100%)
Governance Committee	4 out of 4 (100%)
Total	18 out of 19 (95%)

Securities Held

Year	Enbridge Shares	DSUs	Total Market Value of Enbridge Shares and DSUs	Minimum Required

2010	12,332	37,761	$2,354,371	$360,000
2009	12,033	33,656	$1,688,208	$360,000

J. LORNE BRAITHWAITE

Age: 68 Thornhill, Ontario, Canada Director since: May 3, 1989 Latest date of retirement: May 2014 Independent
Areas of Expertise: Finance, mergers & acquisitions, governance, human resources, real estate and retail.

Mr. Braithwaite has been the President & Chief Executive Officer of Build Toronto, an economic development corporation, since 2009. From 1978 to 2001 he was President & Chief Executive Officer of Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada).

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

Enbridge Commercial Trust (subsidiary of Enbridge Income Fund which is managed by a subsidiary of Enbridge)	Trust	Trustee
Enbridge Gas Distribution Inc. (wholly-owned subsidiary of Enbridge)	Utilities company	Director and member of Audit, Finance & Risk Committee
Jannock Properties Limited	Public real estate company	Director and member of Audit and Compensation Committees
Bata Shoe Corporation	Private international shoe retailing company	Director, Chair of the Audit Committee and member of the Compensation Committee
Canada Post Pension Plan	Private pension plan	Chair of the Investment Advisory Committee
Northern Group Retail Ltd.	Private ladies specialty apparel retailer operating throughout Canada and the Northeastern USA	Director

Enbridge Board/Committee Memberships	Attendance at Meetings during 2009

Board of Directors	10 out of 10 (100%)[7]
CSR Committee	4 out of 4 (100%)
HRC Committee	5 out of 5 (100%)
Total	19 out of 19 (100%)

Securities Held

Year	Enbridge Shares	DSUs	Total Market Value of Enbridge Shares and DSUs	Minimum Required

2010	41,151	14,135	$2,598,442	$360,000
2009	40,062	12,542	$1,943,718	$360,000

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PATRICK D. DANIEL

Age: 63 Calgary, Alberta, Canada Director since: April 27, 2000 Latest date of retirement: May 2019 Not Independent
Areas of Expertise: Business management, energy, oil & gas, engineering and pipelines.

Mr. Daniel has been a Executive Officer of Enbridge for over 22 years and has been President & Chief Executive Officer of Enbridge since January 1, 2001.

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

Enbridge Gas Distribution Inc. (wholly-owned subsidiary of Enbridge)	Utilities company	Director
Enbridge Pipelines Inc. (wholly-owned subsidiary of Enbridge)	Pipeline company	Director and Chair of the Board of Directors
Canadian Imperial Bank of Commerce	Public Canadian chartered bank	Director and member of Risk Management Committee
Cenovus Energy Inc.	Public oil and gas company	Director, Chair of the Audit Committee and member of the Human Resources & Compensation Committee
American Air Liquide Holdings, Inc.	Private gas services company	Member of North American Review Board
American Petroleum Institute	Private trade association (oil & gas)	Director
National Petroleum Council	Private oil and gas advisory committee to the US Secretary of Energy	Member

Enbridge Board/Committee Memberships	Attendance at Meetings during 2009

Board of Directors[8]	11 out of 11 (100%)

Securities Held

Year	Enbridge Shares	Stock Options	Total Market Value of Enbridge Shares (Excluding Stock Options)	Minimum Required[9]

2010	396,694	3,164,022	$18,644,618	–
2009	332,691	3,081,400	$12,292,932	–

J. HERB ENGLAND

Age: 63 Naples, Florida, USA Director since: January 1, 2007 Latest date of retirement: May 2019 Independent
Areas of Expertise: Accounting and auditing, finance, mergers & acquisitions and industrial relations.

Mr. England has been Chair & Chief Executive Officer of Stahlman-England Irrigation Inc. (contracting company) in southwest Florida since 2000. From 1993 to 1997, Mr. England was the Chair, President & Chief Executive Officer of Sweet Ripe Drinks Ltd. (fruit beverage manufacturing company). Prior to 1993, Mr. England held various executive positions with John Labatt Limited (brewing company) and its operating companies, including the position of Chief Executive Officer of Labatt Breweries (brewing company), Catelli Inc. (food manufacturing company) and Johanna Dairies Inc. (dairy company). In 1993, Mr. England retired as Senior Vice President, Finance and Corporate Development & Chief Financial Officer of John Labatt Limited.

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

FuelCell Energy, Inc. (Enbridge holds a small interest)	Public fuel cell company	Director and member of the Audit & Finance Committee
Goodwood Fund 2.0 Ltd.	Private registered regulated mutual fund	Director
HEMS L.L.C	Private investment partnership	Director
Stahlman-England Irrigation Inc.	Private contracting company	Chair of the Board of Directors & Chief Executive Officer

Enbridge Board/Committee Memberships	Attendance at Meetings during 2009

Board of Directors	10 out of 11 (91%)
AFR Committee	5 out of 5 (100%)
Governance Committee	4 out of 4 (100%)
Total	19 out of 20 (95%)

Securities Held

Year	Enbridge Shares	DSUs	Total Market Value of Enbridge Shares and DSUs	Minimum Required

2010	1,000	14,861	$754,467	$360,000
2009	1,000	9,391	$383,947	$360,000

CHARLES W. FISCHER

Age: 59 Calgary, Alberta, Canada Director since: July 28, 2009 Latest date of retirement: May 2022 Independent
Areas of Expertise: Business management, energy, engineering, mergers & acquisitions and oil & gas.

Mr. Fischer was the President & Chief Executive Officer of Nexen Inc. from 2001 to 2008. Since 1994, Mr. Fischer held various executive positions within Nexen Inc., including the positions of Executive Vice President & Chief Operating Officer in which he was responsible for all Nexen's conventional oil and gas business in Western Canada, the US Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. Prior thereto, Mr. Fischer held positions with Dome Petroleum Ltd., Hudson's Bay Oil & Gas Ltd., Bow Valley Industries Ltd., Sproule Associates Ltd. and Encor Energy Ltd.

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

Pure Technologies Ltd.	Public technology company	Director and member of the Audit and Compensation Committees
Alberta Climate Change Central	Not-for-Profit organization for action on climate change	Co-Chair
Alberta Innovates – Energy and Environment Solutions	Not-for-Profit provincial corporation for energy and environmental research	Director
Climate Change and Emission Management Corporation	Not-for-Profit provincial corporation for energy and environmental research	Director
University of Calgary	Canadian university	Board of Governors

Enbridge Board/Committee Memberships	Attendance at Meetings during 2009[10]

Board of Directors	5 out of 5 (100%)
CSR Committee	1 out of 1 (100%)
HRC Committee	1 out of 1 (100%)
Total	7 out of 7 (100%)

Securities Held

Year	Enbridge Shares	DSUs	Total Market Value of Enbridge Shares and DSUs	Minimum Required[11]

2010	4,000	1,035	$236,645	$360,000
2009	–	–	$–	$–

DAVID A. LESLIE, F.C.A.

Age: 66 Toronto, Ontario, Canada Director since: July 26, 2005 Latest date of retirement: May 2016 Independent
Areas of Expertise: Accounting and auditing, governance, corporate tax, finance and mergers & acquisitions.

Mr. Leslie was the Chair & Chief Executive Officer of Ernst & Young LLP (private accounting firm) from 1999 until June 2004 and was a partner and held various senior management positions with the firm from 1977 to 2004.

Other Public and Private Company Board/Committee Memberships[12]

Company	Type of Company	Position(s)

Enbridge Gas Distribution Inc. (wholly-owned subsidiary of Enbridge)	Utilities company	Director and Chair of the Audit, Finance & Risk Committee
Crombie REIT	Public real estate investment trust	Director and member of the Audit Committee
Empire Company Limited	Public food retail and related real estate company	Director and member of the Audit Committee
Sobeys Inc. (wholly-owned subsidiary of Empire Company Limited)	Food merchandising company	Director and member of the Audit and Oversight Committees
IMRIS Inc.	Public surgical imaging systems company	Director and member of the Audit and Corporate Governance Committees
MaRS Innovation	Not-for-Profit business development organization	Director
Sunnybrook Health Sciences Centre	Canadian hospital	Chair of the Board of Directors

Enbridge Board/Committee Memberships	Attendance at Meetings during 2009

Board of Directors	10 out of 11 (91%)
AFR Committee (Chair)	5 out of 5 (100%)
Governance Committee	4 out of 4 (100%)
Total	19 out of 20 (95%)

Securities Held

Year	Enbridge Shares	DSUs	Total Market Value of Enbridge Shares and DSUs	Minimum Required

2010	4,628	11,110	$739,686	$360,000
2009	4,467	8,243	$469,634	$360,000

9      MANAGEMENT INFORMATION CIRCULAR

GEORGE K. PETTY

Age: 68 San Luis Obispo, California, USA Director since: January 2, 2001 Latest date of retirement: May 2014 Independent
Areas of Expertise: Telecommuni- cations, finance, mergers & acquisitions, business management, energy, governance and regulated businesses.

Mr. Petty was President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999. Prior thereto he was Vice President of Global Business Service for AT&T and Chair of the board of directors of World Partners, the Global Telecom Alliance.

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

Enbridge Energy Company, Inc. (indirect, wholly owned subsidiary of Enbridge)	Public company and general partner of Enbridge Energy Partners, L.P.	Director and member of the Audit, Finance & Risk Committee
Enbridge Energy Management, L.L.C. (Enbridge holds a 17.2% interest)	Public management company	Director and member of the Audit, Finance & Risk Committee
FuelCell Energy, Inc. (Enbridge holds a small interest)	Public fuel cell company	Director, Chair of the Compensation Committee and member of the Executive Committee

Enbridge Board/Committee Memberships	Attendance at Meetings during 2009

Board of Directors	11 out of 11 (100%)
AFR Committee	5 out of 5 (100%)
Governance Committee (Chair)	4 out of 4 (100%)
Total	20 out of 20 (100%)

Securities Held

Year	Enbridge Shares	DSUs	Total Market Value of Enbridge Shares and DSUs	Minimum Required

2010	12,778	19,173	$1,501,697	$360,000
2009	12,595	15,877	$1,052,040	$360,000

CHARLES E. SHULTZ

Age: 70 Calgary, Alberta, Canada Director since: December 1, 2004 Latest date of retirement: May 2012 Independent
Areas of Expertise: Energy, oil & gas, human resources, mining, pipelines and governance.

Mr. Shultz has been the Chair & Chief Executive Officer of Dauntless Energy Inc. (private oil and gas company) since he formed it in 1995. From 1990 to 1995, Mr. Shultz served as President & Chief Executive Officer of Gulf Canada Resources Limited (oil and gas company).

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

Enbridge Pipelines Inc. (wholly-owned subsidiary of Enbridge)	Pipeline company	Director
Canadian Oil Sands Limited (subsidiary of Canadian Oil Sands Trust)	Public oil and gas company	Chairman Emeritus of the Board of Directors and member of the Audit, Compensation and Reserves, Marketing, Operations & Environmental Health & Safety Committees
Newfield Exploration	Public oil and gas company	Lead Director and member of the Audit Committee

Enbridge Board/Committee Memberships	Attendance at Meetings during 2009

Board of Directors	11 out of 11 (100%)
AFR Committee	5 out of 5 (100%)
HRC Committee (Chair)	5 out of 5 (100%)
Total	21 out of 21 (100%)

Securities Held

Year	Enbridge Shares	DSUs	Total Market Value of Enbridge Shares and DSUs	Minimum Required

2010	12,136	12,530	$1,159,302	$360,000
2009	11,914	8,559	$ 756,477	$360,000

DAN C. TUTCHER

Age: 61 Houston, Texas, USA Director since: May 3, 2006 Latest date of retirement: May 2021 Independent
Areas of Expertise: Construction, deregulated businesses, energy, engineering, finance, mergers & acquisitions, oil & gas, pipelines, regulated businesses, transportation and utilities.

Mr. Tutcher is a Principal in Center Coast Capital Advisors L.P. He was the Group Vice President, Transportation South of Enbridge, as well as President of Enbridge Energy Company, Inc. (general partner of Enbridge Energy Partners, L.P. and an indirect, wholly-owned subsidiary of Enbridge) and Enbridge Energy Management, L.L.C. (management company in which Enbridge holds a 17.2% interest) from May 2001 until retirement on May 1, 2006. From 1992 to May 2001, he was the Chair of the Board of Directors, President & Chief Executive Officer of Midcoast Energy Resources, Inc.

Other Public and Private Company Board/Committee Memberships

Company		Type of Company			Position(s)

Sterling Bancshares, Inc.		Public bank holding company			Director and a member of the Executive Committee
Alley Theatre and Magic Interests Ltd.		Not-for-Profit theatre company			Chair
Cancer Counseling of Houston		Not-for-Profit counseling organization			Chair Emeritus

Enbridge Board/Committee Memberships				Attendance at Meetings during 2009

Board of Directors				11 out of 11 (100%)
CSR Committee				4 out of 4 (100%)
Governance Committee				4 out of 4 (100%)
Total				19 out of 19 (100%)

Securities Held

Year	Enbridge Shares	DSUs	Stock Options	Total Market Value of Enbridge Shares and DSUs (excluding options)	Minimum Required

2010	293,850	18,331	–	$14,672,507	$360,000
2009	415,633	12,735	143,333	$15,828,197	$360,000

CATHERINE L. WILLIAMS

Age: 59 Calgary, Alberta, Canada Director since: November 1, 2007 Latest date of retirement: May 2023 Independent
Areas of Expertise: Finance, energy, oil & gas, mergers & acquisitions and business management.

Ms. Williams was the Chief Financial Officer for Shell Canada Limited from 2003 to 2007. Prior to that, she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (oil and gas companies) from 1984 to 2007.

Other Public and Private Company Board/Committee Memberships

Company	Type of Company	Position(s)

Enbridge Pipelines Inc. (wholly-owned subsidiary of Enbridge)	Pipeline company	Director
Tim Hortons Inc.	Public food merchandising company	Director and member of the Audit Committee
Alberta Investment Management Corporation	Alberta Crown corporation	Director and Chair of the Audit Committee
Mount Royal University	Canadian university	Chair and member of the Board of Governors

Enbridge Board/Committee Memberships	Attendance at Meetings during 2009

Board of Directors	10 out of 11 (91%)
AFR Committee	5 out of 5 (100%)
CSR Committee	2 out of 2 (100%)[13]
HRC Committee	2 out of 2 (100%)[13]
Total	19 out of 20 (95%)

Securities Held

Year	Enbridge Shares	DSUs	Total Market Value of Enbridge Shares and DSUs	Minimum Required

2010	8,301	4,908	$620,823	$360,000
2009	4,961	2,565	$278,086	$360,000

11      MANAGEMENT INFORMATION CIRCULAR

Notes:

1
Reference to "public" means a corporation/trust that is a reporting issuer in Canada or a registrant in the US or both. "Private" means a corporation/trust that is not a reporting issuer or registrant. "Not-for-Profit" means a corporation, society or other entity organized for some charitable, civil or other social purpose which does not entail the generation of profits for its members.

2
Information as to securities beneficially owned, or over which control or direction is exercised, not being within the knowledge of Enbridge, has been provided by the respective proposed nominees for election as a Director.

3
Total market value is determined by reference to the closing price of the Enbridge Shares on the TSX on each of March 3, 2010 ($47.00) and March 4, 2009 ($36.95) and the Enbridge Shares and DSUs owned by the Director. The amounts have been rounded to the nearest dollar.

4
All percentages are rounded up to the nearest whole number.

5
Mr. Arledge is not a member of the AFR or CSR Committees, but as the Chair of the Board he attends most meetings of these committees.

6
On April 10, 2006, the Ontario Securities Commission, the British Columbia Securities Commission and the Autorité des marchés financiers (collectively, the "Commissions") issued a management cease trade order against insiders of Bennett Environmental Inc. ("Bennett"), and subsequently a cease trade order on April 24, 2006 after Bennett failed to file its annual financial statements and related management's discussion & analysis for the year ended December 31, 2005. Under such orders, certain directors, officers and insiders of Bennett, including Governor Blanchard, were prohibited from trading Bennett securities until the Commissions were in receipt of the necessary filings. Bennett made the requisite filings on or about May 30, 2006 and the management cease trade order was revoked on June 19, 2006. Governor Blanchard ceased to be a Director of Bennett on August 7, 2006.

7
Although there were 11 Board meetings, Mr. Braithwaite was excused from attendance at one of the Board meetings due to a conflict of interest.

8
As President & Chief Executive Officer, Mr. Daniel is not a member of any Board Committee but he attends meetings at the request of the Board.

9
Although Mr. Daniel is not required to hold a minimum number of Enbridge Shares for being a member of the Board, he is required, as President & Chief Executive Officer, to hold a minimum number of shares equal to four times his base salary. Please see the heading "Share Ownership Guidelines" on page 37 of this Circular.

10
Mr. Fischer was appointed to the Board and applicable Board Committees on July 28, 2009. The percentage of meetings he attended corresponds to the period in 2009 in which he was a member of the Board and applicable Board Committees.

11
Mr. Fischer has until July 28, 2014 to meet the Voluntary Minimum Share Ownership guidelines (as defined on page 18 of this Circular).

12
Mr. Leslie served as a member of the Board of Directors of Canwest Global Communications Corp. from March 26, 2007 to January 14, 2009. On October 6, 2009, Canwest Global Communications Corp. voluntarily entered into, and successfully obtained, an Order from the Ontario Superior Court of Justice (Commercial Division) commencing proceedings under the Companies' Creditors Arrangement Act.

13
Ms. Williams resigned from the CSR Committee effective May 6, 2009 and joined the HRC Committee the same day. The percentage of meetings she attended corresponds to the period in 2009 in which she was a member of these Board Committees.

Meeting Information and Overall Director Attendance

The table below sets forth the number and overall attendance of Board and Board Committee meetings, including held during the financial year ended December 31, 2009. For information on the individual Director's attendance at the Board and Board Committee Meetings, please see the individual Director profiles beginning on page 6 of this Circular.

Board/Board Committee	In-Camera Sessions	Total Number of Meetings	Total Percentage of Attendance at Meetings

Board[1]	8	11	97%
AFR Committee	5	5	100%
CSR Committee	4	4	100%
Governance Committee	4	4	100%
HRC Committee[2]	4	5	100%

Total	25	29	99%

Notes:

1
Includes 4 teleconference meetings.

2
Includes 1 teleconference meeting.

Each Director's attendance at Board and Board Committee meetings is reviewed by the Governance Committee each year and the Chair of such Board Committee, along with the Chair of the Board, at their discretion, will recommend appropriate penalties for non-attendance, which may include dismissal from the Board in the event of continuing poor attendance at meetings.

Mr. Robert W. Martin retired from the Board on May 6, 2009. During the period in 2009 in which he was a member of the Board, he attended all of the Board meetings and all of the meetings of the Board Committees on which he served.

Independence and Board Committees

The independence of each of the current Directors was determined by the Board with reference to the Board Guidelines, the requirements set forth by Canadian securities regulators in National Instrument 52-110 "Audit Committees" ("NI 52-110"), the rules of the NYSE and the US SEC rules and regulations. The Board has determined that each Director is independent and that all members of all of the Board's Committees are independent, with reference to the independence standards referred to above, except as set forth in the table below. The table below also sets forth each Director's membership on the Board Committees.

Director	AFR Committee[1]	CSR Committee	Governance Committee	HRC Committee

Management Director – Not Independent

P.D. Daniel[2]

Outside Directors – Independent

D.A. Arledge			✓	✓

J.J. Blanchard		Chair	✓

J.L. Braithwaite		✓		✓

J.H. England[3]	✓		✓

C.W. Fischer[4]		✓		✓

D.A. Leslie[3]	Chair		✓

G.K. Petty	✓		Chair

C.E. Shultz	✓			Chair

D.C. Tutcher		✓	✓

C.L. Williams[3,5]	✓			✓

Notes:

1
Further information on the AFR Committee can be found on Enbridge's website at www.enbridge.com and is discussed under the heading "Audit, Finance & Risk Committee" on page 29 of Enbridge's annual information form for the year ended December 31, 2009 which is available on Enbridge's website, on SEDAR at www.sedar.com or a paper copy may be requested free of charge from Enbridge.

2
Mr. Daniel is not independent under NI 52-110 and US regulatory requirements because he is the President & Chief Executive Officer of Enbridge.

3
An "audit committee financial expert" under US regulatory requirements.

4
Mr. Fischer was appointed to the Board and joined the HRC Committee and CSR Committee on July 28, 2009.

5
Ms. Williams joined the HRC Committee on May 6, 2009.

Interlocking Relationships

The following table sets forth the current Directors who served together on the boards of other public corporations or acted as trustees for other public trusts during the financial year ended December 31, 2009. The committees that each of the current Directors serve on are also set forth. "Public" means a corporation/trust that is a reporting issuer in Canada or a registrant in the US or both.

Director/Trustee	Name of Corporation/Trust[1]	Committees

J.L. Braithwaite P.D. Daniel D.A. Leslie	Enbridge Gas Distribution Inc.[2]	Audit, Finance & Risk Committee – Chair of the Audit, Finance & Risk Committee

P.D. Daniel C.E. Shultz C.L. Williams	Enbridge Pipelines Inc.[2]	– – –

J.H. England G.K. Petty	FuelCell Energy, Inc.	–

Notes:

1
All of the entities on which the Directors serve together are companies in which Enbridge holds an interest.

2
Although Enbridge Gas Distribution Inc. and Enbridge Pipelines Inc. are considered "public" corporations because they are reporting issuers in Canada, both corporations are wholly-owned subsidiaries of Enbridge and do not have any equity securities held by the public.

13      MANAGEMENT INFORMATION CIRCULAR

Skills and Experience

We believe that a board with a broad mix of skills is better able to oversee the wide range of issues that arise with a company of our size and complexity. The matrix below shows the Board's mix of experience in 14 categories that are important to our business. It also shows what skills the Board would ideally possess and which will be considered when we are recruiting new directors and making changes to our Board. For information on the expertise of each individual Director, please see the individual Director profiles beginning on page 6 of this Circular.

Skill/Experience	Number of Directors with Significant Senior Level Experience

Managing and Leading Growth Experience driving strategic direction and leading growth of an organization.	11

International Experience working in a major organization with global operations where Enbridge is or may be active.	10

Chief Executive Officer/Senior Officer Experience as a Chief Executive Officer or senior officer of a publicly listed company or major organization.	11

Governance/Board Experience as a board member of a publicly listed company or major organization.	11

Operations Experience in the oil and gas/energy (including pipelines) industries, and knowledge of markets, financials, operational issues, regulatory concerns and technology.	8

Sustainable Development Understanding of the constituents of sound sustainable development practices and their relevance to corporate success.	9

Marketing Expertise Marketing experience in the energy marketing industry combined with a strong knowledge of market participants.	6

Human Resources/Compensation Strong understanding of compensation, benefit and pension programs, legislation and agreements, with specific expertise in executive compensation programs.	6

Investment Banking/Mergers & Acquisitions Experience in investment banking or in major mergers and acquisitions.	10

Financial Literacy Experience in financial accounting and reporting and corporate finance, especially with respect to debt and equity markets and familiarity with internal financial controls, Canadian or US Generally Accepted Accounting Principles and/or International Financial Reporting Standards.	9

Information Technology Experience in information technology with major implementations of management systems.	5

Health, Safety, Environment and Social Responsibility Thorough understanding of industry regulations and public policy and leading practices of workplace safety, health, the environment and social responsibility.	6

Government Relations Experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally.	6

Emerging Sectors Experience in sectors which Enbridge hopes to develop a presence, including liquefied natural gas, power generation and new energy technologies.	4

The Governance Committee maintains a list of potential candidates whose skills complement the Board and whom the Governance Committee would recommend joining the Board, if the individual is available when an opening arises. For more information on the director election and orientation process, please see Appendix "A" to this Circular under the heading "Orientation and Continuing Education" on page 53 and "Nomination of Directors" on page 54.

Director Tenure

The following chart indicates the number of years the current Directors have dedicated to the Board.

Board Tenure
Director Nominees
as at March 3, 2010

The average tenure of the Directors is 6.7 years.

Directors' Compensation

Directors of Enbridge, other than Mr. Daniel, are compensated in accordance with the Directors' Compensation Plan which became effective in 2004 and was revised in January 2008 to reflect approved increases in the Directors' compensation.

Philosophy and Objectives

The Board, through its Governance Committee, and through the consideration of recommendations from external independent consultants, is responsible for the development and implementation of the Directors' Compensation Plan. For more information on the external consultants, please see the heading "Governance Committee Report" on page 24 of this Circular. The main objectives of the Directors' Compensation Plan revolve around three key areas:

  •   to attract and retain services of the most qualified individuals;

  •   to compensate our Directors in a manner that is commensurate with the risks and responsibilities assumed in Board and Board Committee membership and competitive with other comparable public issuers; and

  •   to align the interests of our Directors with the interests of our shareholders.

Unlike compensation for the named executive officers, the Directors' Compensation Plan is not designed to pay for performance. Rather, Directors receive retainers for their services in order to help ensure unbiased decision-making and in accordance with the objectives set out above.

What the Directors' Compensation Plan Includes

Our Director's Compensation Plan has four components:

  •   an annual retainer;

  •   an annual fee if the Director serves as the non-executive Chair or a Board Committee Chair;

  •   a $1,500 per diem travel fee paid in cash to Directors who travel from their home province or state to a meeting in another province or state, to cover the time that was required to travel to attend Board and Board Committee meetings; and

  •   reimbursement for reasonable travel and other out-of-pocket expenses relating to their duties as Directors.

Annual Retainer Elections

Directors may elect to receive the annual retainer in the form of cash, Enbridge Shares or Deferred Share Units (also referred to earlier as DSUs), however a portion of the retainer is required to be taken in DSUs. For Directors who have met the Voluntary Minimum Share Ownership guidelines (as defined on page 18 of this Circular), the minimum portion to be received in DSUs is 25%. For Directors who have not met the Voluntary Minimum Share Ownership guidelines, the minimum portion to be received in DSUs is 50%.

A DSU is a notional share that has the same value as one Enbridge Share. Its value fluctuates with the variations in the market price of Enbridge Shares. Directors have an ongoing stake in Enbridge because DSUs are only paid out when Directors retire from the Board. DSUs have no voting rights but they do pay dividends in the form of additional DSUs at the same rate as dividends paid out on Enbridge Shares. When a Director retires from the Board, the DSUs are redeemed for cash based on the weighted average of the closing price of Enbridge Shares on the TSX for the last five trading days before the redemption date, multiplied by the Director's number of DSUs.

15      MANAGEMENT INFORMATION CIRCULAR

The following table sets forth the percentages of each payment form that each Director may elect before and after reaching the Voluntary Minimum Share Ownership.

		Percentage of Payment Form That Director May Elect Before Reaching the Voluntary Minimum Share Ownership			Percentage of Payment Form That Director May Elect After Reaching the Voluntary Minimum Share Ownership
Compensation Element	Amount[1,2] ($)	Cash	Enbridge Shares[3]	DSUs	Cash	Enbridge Shares[3]	DSUs

Board Retainer – Annual	180,000

Additional Chair of the Board Retainer – Annual	240,000

Additional Board Committee		Up to 50%	Up to 50%	50% to 100%	Up to 75%	Up to 75%	25% to 100%
Chair Retainer – Annual
AFR Committee	25,000
CSR Committee	10,000
Governance Committee	10,000
HRC Committee	15,000

Travel Fee	1,500	100%	–	–	100%	–	–

Notes:

1
These amounts are paid quarterly, in arrears.

2
Directors with their principal residence in the US are paid the same face amounts in US currency ("US$").

3
Under this payment option, the Director is allocated Enbridge Shares with a value based on the weighted average of the closing price for the Enbridge Shares on the TSX for the five trading days immediately preceding the date of payment.

The following table sets forth the actual percentages of each payment form that each Director elected to receive for his/her Enbridge Board retainer during the financial year ended December 31, 2009.

		Payment Form Elected
Director	Cash (%)	Enbridge Shares (%)	DSUs (%)

D.A. Arledge	75	–	25
J.J. Blanchard	50	–	50
J.L. Braithwaite	75	–	25
P.D. Daniel[1]	–	–	–
J.H. England	–	–	100
C.W. Fischer[2]	50	–	50
D.A. Leslie	50	–	50
R.W. Martin[3]	75	–	25
G.K. Petty	50	–	50
C.E. Shultz	25	–	75
D.C. Tutcher	–	–	100
C.L. Williams	–	50	50

Notes:

1
Mr. Daniel does not receive any compensation for acting as a Director of Enbridge. He is compensated solely for holding the office of President & Chief Executive Officer. Information regarding Mr. Daniel's compensation is discussed under the heading "Compensation Discussion and Analysis" beginning on page 27 of this Circular.

2
Mr. Fischer was appointed to the Board on July 28, 2009.

3
Mr. Martin retired from the Board on May 6, 2009.

Compensation Review

The annual retainers are determined in relation to a comparator group of public issuers. To the extent possible, the Governance Committee uses the same comparator group for determining Directors' compensation as is used for determining executive compensation. Directors' compensation however is targeted to the 75th percentile of this comparator group of companies. For more information on this comparator group, please see the heading "Peer Groups" on page 30 of this Circular.

Directors' Compensation Table

The following table sets forth the total compensation paid or accrued by Enbridge under the Directors' Compensation Plan, including all Enbridge Shares and DSUs, to each of its Directors who served during the financial year ended December 31, 2009. All Enbridge Shares and DSUs vested at the time of grant.

						All Other Compensation
		Share-Based Awards[2]
								Dividends on DSUs[6]
		Enbridge Shares[3,4]		DSUs[4]
	Fees Earned (Cash)[1] ($)
Director		(#)	($)	(#)	($)	Subsidiary Fees[5]	Travel Fees	(#)	($)	Total ($)

D.A. Arledge[7]	315,000	–	–	2,913	105,000	–	9,000	463	16,268	445,268
J.J. Blanchard[7]	90,000	–	–	2,774	100,000	–	7,500	1,308	45,803	243,303
J.L. Braithwaite	135,000	–	–	1,097	45,000	57,250	9,000	487	19,305	265,555
P.D. Daniel[8]	–	–	–	–	–	–	–	–	–	–
J.H. England[7]	–	–	–	4,994	180,000	–	9,000	429	15,110	204,110
C.W. Fischer[9]	45,000	–	–	1,021	45,000	–	1,500	4	205	91,705
D.A. Leslie	102,500	–	–	2,498	102,500	27,500	7,500	346	13,745	253,745
R.W. Martin[10]	33,750	–	–	301	11,250	12,500	3,000	119	4,497	64,997
G.K. Petty[7]	95,000	–	–	2,636	95,000	81,000	9,000	637	22,340	302,340
C.E. Shultz	48,750	–	–	3,565	146,250	4,500	7,500	373	14,850	221,850
D.C. Tutcher[7]	–	–	–	4,995	180,000	–	9,000	554	19,509	208,509
C.L. Williams	122	2,191	89,878	2,191	90,000	4,500	4,500	128	5,120	194,120

Notes:

1
The amounts set forth under the column "Fees Earned" is the cash portion of the retainers paid to the Directors for acting as directors of Enbridge. For more information on the retainers paid to the Directors, please see the table on page 16 of this Circular under the heading "Annual Retainer Elections."

2
The amounts set forth under the column "Share Based Awards" are the portion of the retainer that is received in the form of DSUs and Shares.

3
Directors may also receive additional shares from Enbridge's Dividend Reinvestment Plan which is available to all shareholders.

4
Enbridge Shares and DSUs are granted quarterly. The value of the Enbridge Shares and DSUs is based on the weighted average of the closing price of the Enbridge Shares on the TSX for the five trading days immediately preceding the day of grant for each quarter. The weighted average Enbridge Share prices for the first, second, third and fourth quarters were $37.32, $39.48, $40.51 and $48.31, respectively.

5
Includes annual retainer amounts paid to Ms. Williams and Messrs. Braithwaite, Leslie, Martin, Petty and Shultz for acting as a director or trustee of an Enbridge subsidiary or affiliate and fees for attending meetings of an Enbridge subsidiary or affiliate (including Enbridge Commercial Trust).

6
Includes dividend equivalents granted in the current year on all outstanding DSUs with the value based on the 2009 quarterly dividend rate of $0.37 per Enbridge Share. The dividend equivalents vest at the time of grant.

7
These Directors are paid the same face amounts in US$.

8
Mr. Daniel does not receive any compensation for acting as a Director of Enbridge. He is compensated solely for holding the office of President & Chief Executive Officer. Information regarding Mr. Daniel's compensation is discussed under the heading "Compensation Discussion & Analysis" beginning on page 27 of this Circular.

9
Mr. Fischer was appointed to the Board on July 28, 2009.

10
Mr. Martin retired from the Board on May 6, 2009. In addition to his board retainer, Mr. Martin was also paid $476,607 as his final DSU payment for Directors' compensation. The portion of the DSUs ($460,653) which was earned in prior years is not included in this table.

17      MANAGEMENT INFORMATION CIRCULAR

The following table further breaks down the value of the Enbridge Shares and DSUs by showing the grant date fair value of each purchase of Enbridge Shares and each grant of DSUs received by each Director in 2009:

	Q1			Q2			Q2			Q4
Director	Enbridge Shares on March 17, 2009[1]	DSUs on March 17, 2009[1]	Dividends on DSUs on March 2, 2009[2]	Enbridge Shares on June 16, 2009[1]	DSUs on June 16, 2009[1]	Dividends on DSUs on June 1, 2009[2]	Enbridge Shares on Sept. 16, 2009[1]	DSUs on Sept. 16, 2009[1]	Dividends on DSUs on Sept. 1, 2009[2]	Enbridge Shares on Dec. 17, 2009[1]	DSUs on Dec. 17, 2009[1]	Dividends on DSUs on Dec. 1, 2009[2]

D.A. Arledge[3]	–	$33,385	$4,083	–	$29,733	$4,455	–	$27,990	$4,777	–	$27,772	$5,077
	–	(894 units)	(108 units)	–	(753 units)	(119 units)	–	(691 units)	(120 units)	–	(575 units)	(116 units)

J.J. Blanchard[3]	–	$31,795	$12,332	–	$28,317	$12,768	–	$26,658	$13,160	–	$26,450	$13,525
	–	(852 units)	(328 units)	–	(717 units)	(342 units)	–	(658 units)	(329 units)	–	(547 units)	(309 units)

J.L. Braithwaite	–	$11,250	$4,595	–	$11,250	$4,752	–	$11,250	$4,905	–	$11,250	$5,053
	–	(301 units)	(122 units)	–	(285 units)	(127 units)	–	(278 units)	(123 units)	–	(233 units)	(115 units)

P.D. Daniel[4]	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–	–	–	–	–

J.H. England[3]	–	$57,231	$3,441	–	$50,972	$4,042	–	$47,984	$4,560	–	$47,610	$5,040
	–	(1,533 units)	(92 units)	–	(1,291 units)	(108 units)	–	(1,184 units)	(114 units)	–	(986 units)	(115 units)

C.W. Fischer[5]	–	–	–	–	–	–	–	$22,500	–	–	$22,500	$206
	–	–	–	–	–	–	–	(555 units)	–	–	(466 units)	(4 units)

D.A. Leslie	–	$25,625	$3,020	–	$25,625	$3,304	–	$25,625	$3,577	–	$25,625	$3,844
	–	(687 units)	(80 units)	–	(649 units)	(88 units)	–	(632 units)	(90 units)	–	(530 units)	(88 units)

R.W. Martin[6]	–	$11,250	$4,497	–	–	–	–	–	–	–	–	–
	–	(301 units)	(119 units)	–	–	–	–	–	–	–	–	–

G.K. Petty[3]	–	$30,205	$5,817	–	$26,902	$6,174	–	$25,325	$6,487	–	$25,128	$6,779
	–	(809 units)	(155 units)	–	(681 units)	(165 units)	–	(625 units)	(162 units)	–	(521 units)	(155 units)

C.E. Shultz	–	$36,562	$3,136	–	$36,563	$3,529	–	$36,562	$3,907	–	$36,563	$4,277
	–	(980 units)	(83 units)	–	(926 units)	(95 units)	–	(902 units)	(98 units)	–	(757 units)	(97 units)

D.C. Tutcher[3]	–	$57,231	$4,666	–	$50,972	$5,280	–	$47,984	$5,810	–	$47,610	$6,302
	–	(1,534 units)	(124 units)	–	(1,291 units)	(141 units)	–	(1,184 units)	(145 units)	–	(986 units)	(144 units)

C.L. Williams	$22,467	$22,500	$940	$22,464	$22,500	$1,172	$22,483	$22,500	$1,395	$22,464	$22,500	$1,613
	(602 shares)	(602 units)	(25 units)	(569 shares)	(569 units)	(31 units)	(555 shares)	(555 units)	(35 units)	(465 shares)	(465 units)	(37 units)

Notes:

1
Enbridge Shares and DSU's are granted quarterly. The value of the Enbridge Shares and DSUs is based on the weighted average of the closing price of the Enbridge Shares on the TSX for the five trading days immediately preceding the day of grant for each quarter. The weighted average Enbridge Share prices for the first, second, third and fourth quarters were $37.32, $39.48, $40.51 and $48.31, respectively.

2
Based on the 2009 quarterly dividend rate of $0.37 per Enbridge Share and weighted average Enbridge Share prices for the first, second, third and fourth quarter of $37.63, $37.34, $39.95 and $43.77, respectively.

3
The amount these Directors are paid in US$ has been converted to CA$ based on the Bank of Canada noon rate on March 17, 2009 (US$1 = CA$1.2718), June 16, 2009 (US$1 = CA$1.1327), September 16, 2009 (US$1 = CA$1.0663) and December 16, 2009 (US$1 = CA$1.058). All other values are expressed in CA$.

4
Mr. Daniel does not receive any compensation for acting as a Director of Enbridge. He is compensated solely for holding the office of President & Chief Executive Officer. Information regarding Mr. Daniel's compensation is discussed under the heading "Compensation Discussion and Analysis" beginning on page 27 of this Circular.

5
Mr. Fischer was appointed to the Board on July 28, 2009.

6
Mr. Martin retired from the Board on May 6, 2009.

Share Ownership Requirements and Equity Ownership of Directors

We believe that one of the key ways to help align the interests of Directors and shareholders of Enbridge is to establish minimum levels of share ownership for our Directors. Directors are expected to hold a personal investment in Enbridge Shares and DSUs of at least two times the $180,000 annual Board retainer, being $360,000 (also referred to in this Circular as the "Voluntary Minimum Share Ownership"). Directors are expected to achieve this investment within five years from the date they became a Director.

A decrease in market value of the Directors' Enbridge Shares could result in some Directors no longer meeting the Voluntary Minimum Share Ownership. If this should occur, the Director would be expected to acquire additional shares so that the threshold is maintained. To our knowledge, no Director, after meeting the Voluntary Minimum Share Ownership, has subsequently fallen below the threshold due to a decrease in market value of the Enbridge Shares.

The following table sets forth each Director's status with regards to the Voluntary Minimum Share Ownership, each Director's equity ownership interest in Enbridge and changes in the ownership interest and market value since March 4, 2009.

Director	Year[1]	Enbridge Shares (#)	Enbridge Stock Options (#)	DSUs (#)	Total Number of Enbridge Shares and DSUs (Excluding Options) (#)	Market Value ("At-Risk Value") of Equity Holdings ($)[2]	Voluntary Minimum Share Ownership ($)		Date at Which Voluntary Minimum Share Ownership to be Met	Dollar Value of Enbridge Shares and DSUs Needed to Meet Voluntary Minimum Share Ownership ($)	Multiple of Voluntary Minimum Share Ownership

D.A. Arledge	2010	16,300	–	14,547	30,847	1,449,809	360,000		01-Jul-09	–	4.03
	2009	16,300	–	11,144	27,444	1,014,056
	Change	–	–	3,403	3,303	435,753

J.J. Blanchard	2010	12,332	–	37,761	50,093	2,354,371	360,000		01-Jul-09	–	6.54
	2009	12,033	–	33,656	45,689	1,688,208
	Change	299	–	4,105	4,404	666,163

J.L. Braithwaite	2010	41,151	–	14,135	55,286	2,598,442	360,000		01-Jul-09	–	7.22
	2009	40,062	–	12,542	52,604	1,943,718
	Change	1,089	–	1,593	2,682	654,724

P.D. Daniel[3]	2010	396,694	3,164,022	–	396,694	18,644,618	–	[4]	–	–	–
	2009	332,691	3,081,400	–	332,691	12,292,932
	Change	64,003	82,622	–	64,003	6,351,686

J.H. England	2010	1,000	–	14,861	15,861	745,467	360,000		01-Jan-12	–	2.07
	2009	1,000	–	9,391	10,391	383,947
	Change	–	–	5,470	5,470	361,520

C.W. Fischer	2010	4,000	–	1,035	5,035	236,645	360,000		28-Jul-14	123,355	–
	2009	–	–	–	–	–
	Change	4,000	–	1,035	5,035	236,645

D.A. Leslie	2010	4,628	–	11,110	15,738	739,686	360,000		26-Jul-10	–	2.05
	2009	4,467	–	8,243	12,710	469,634
	Change	161	–	2,867	3,028	270,052

G.K. Petty	2010	12,778	–	19,173	31,951	1,501,697	360,000		01-Jul-09	–	4.17
	2009	12,595	–	15,877	28,472	1,052,040
	Change	183	–	3,296	3,479	449,657

C.E. Shultz	2010	12,136	–	12,530	24,666	1,159,302	360,000		01-Dec-09	–	3.22
	2009	11,914	–	8,559	20,473	756,477
	Change	222	–	3,971	4,193	402,825

D.C. Tutcher	2010	293,850	–	18,331	312,181	14,672,507	360,000		03-May-11	–	40.76
	2009	415,633	143,333	12,735	428,368	15,828,197
	Change	(121,783)	(143,333)	5,596	(116,187)	(1,155,690)

C.L. Williams	2010	8,301	–	4,908	13,209	620,823	360,000		01-Nov-12	–	1.72
	2009	4,961	–	2,565	7,526	278,086
	Change	3,340	–	2,343	5,683	342,737

Total	2010	803,170	3,164,022	148,391	951,561	44,723,367
	2009	851,656	3,224,733	114,712	966,368	35,707,295
	Change	(48,486)	(60,711)	33,679	(14,807)	9,016,072

Notes:

1
Information for 2009 is disclosed in the management information circular for Enbridge's 2009 Meeting.

2
Based on the aggregate market value (determined by reference to the closing price of the Enbridge Shares on the TSX on March 3, 2010 ($47.00)) of the Enbridge Shares and/or DSUs owned by the Director. These amounts have been rounded to the nearest dollar.

3
Mr. Daniel does not receive any compensation for acting as a Director of Enbridge. He is compensated solely for holding the office of President & Chief Executive Officer.

4
Although Mr. Daniel is not required to hold a minimum number of Enbridge Shares for being a member of the Board, he is required, as President & Chief Executive Officer, to hold a minimum number of shares equal to four times his base salary. Please see the heading "Share Ownership Guidelines" on page 37 of this Circular.

Incentive Plans Awards

No Directors have received stock option grants since 2002 and no Directors hold any share-based awards which have not vested.

APPOINTMENT OF AUDITORS

PricewaterhouseCoopers LLP (or its predecessor firm, Price Waterhouse) ("PwC") have been the auditors of Enbridge and its wholly-owned subsidiary, Enbridge Pipelines Inc., since 1992 and 1949, respectively. PwC's address is Suite 3100, 111 - 5th Avenue S.W., Calgary, Alberta, Canada, T2P 5L3. Under the Canadian Securities Administrators' National Instrument 52-108 "Auditor Oversight", PwC is a participating audit firm with the Canadian Public Accountability Board. PwC has also confirmed to the Board and the AFR Committee its status as independent within the meaning of applicable Canadian and US rules.

The Board, on recommendation from the AFR Committee, recommends the re-appointment of PwC as auditors of Enbridge.

19      MANAGEMENT INFORMATION CIRCULAR

You can vote for reappointing PwC to be our auditors until the end of the next annual meeting, or you can withhold your vote. Unless otherwise instructed, the named proxyholders will vote FOR the re-appointment of PwC as auditors of Enbridge, to hold office until the close of the next annual meeting of shareholders at a remuneration to be fixed by the Board.

Representatives of PwC are expected to be present at the Meeting, will have the opportunity to make a statement and will be available to respond to appropriate questions.

Auditor Independence

We understand that auditor independence is an essential element to maintaining the integrity of Enbridge's financial statements. Our AFR Committee has responsibility to oversee the external auditor. A description of our AFR Committee is set forth under the heading "AFR Committee Report" on page 21 of this Circular.

The Canadian securities regulators have passed rules which address the independence of the external auditor, the services for which they may be engaged and the disclosure of fees paid to them. We are also subject to the provisions of the US Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the accounting and corporate governance rules adopted by the US SEC under the Sarbanes-Oxley Act, which specify certain services the external auditors may not provide. We comply with all such rules which are applicable in Canada and in the US.

In response to legislative and regulatory requirements regarding auditor independence, our AFR Committee adopted a policy that requires pre-approval by the AFR Committee of any audit or non-audit services to be provided by the auditors. The external auditors may be best equipped to render certain categories of services (such as tax compliance services) to Enbridge in the most efficient and economical manner. The Board believes that it is appropriate for Enbridge to preserve its ability to retain its external auditors for non-audit services in the permitted categories. The AFR Committee believes that the policy will protect Enbridge from the potential loss of independence of the external auditors. Further information regarding the pre-approval policies and procedures of the AFR Committee is set forth under the heading "Audit, Finance & Risk Committee" on page 29 of our annual information form for the year ended December 31, 2009 which is available on our website at www.enbridge.com, on SEDAR at www.sedar.com or a paper copy may be requested free of charge from Enbridge.

The AFR Committee annually reviews with the external auditors their qualifications and independence, including formal written statements delineating all relationships between the auditors, their affiliates and Enbridge that may impact the auditors' independence and objectivity.

Fees Billed by Auditors

The following table sets forth all services rendered by PwC by category, together with the corresponding fees billed by PwC for each category of service for the financial years ended December 31, 2009 and 2008.

	2009	2008	Description of Fee Category

Audit Fees	$4,085,718	$3,855,563	Represents the aggregate fees for audit services.

Audit-Related Fees	822,734	305,944	Represents the aggregate fees for assurance and related services by Enbridge's auditors that are reasonably related to the performance of the audit or review of the Company's financial statements and are not included under "Audit Fees". During fiscal 2009 and 2008, the services provided in this category included due diligence related to prospectus offerings, technical guidance and other items. Services provided in fiscal 2009 also included work performed in relation to the new Customer Information System in Enbridge Gas Distribution Inc.

Tax Fees	388,091	429,539	Represents the aggregate fees for professional services rendered by Enbridge's auditors for tax compliance, tax advice and tax planning.

All Other Fees	1,004,061	146,383	Represents the aggregate fees for products and services provided by Enbridge's auditors other than those services reported under "Audit Fees", "Audit Related Fees" and "Tax Fees". These fees include those related to International Financial Reporting Standards, Canadian Public Accountability Board fees, French translation work and process reviews.

Total Fees	$6,300,604	$4,737,429

SHAREHOLDER PROPOSALS

We received three shareholder proposals for consideration at the Meeting:

  1.
  Dogwood Initiative (on behalf of our shareholders, Messrs. Henry Summerfield and Fred Schloessinger) ("Dogwood");
  2.
  Northwest Ethical Investments LP ("NEI"); and
  3.
  Shareholder Association for Research & Education ("SHARE") (on behalf of our shareholder, Meritas Financial Inc. ("Meritas")).

Following meetings, discussions and correspondence, all three shareholder proposals were withdrawn. Further details are included in the table below. The Board wishes to acknowledge and thank each of these shareholders and organizations for their constructive dialogue on the subject matter of the resolutions.

Proposal	Our Response

Dogwood requested that the Board:	We agreed:

    •    provide a report to shareholders by October 1, 2010 estimating the frequency and volume of product spills expected from the proposed Northern Gateway pipeline, facilities and tankers, and the additional costs and liability that we could incur as a result; and
    •    direct Management to disclose to investors, through the annual report, the annual costs and liabilities incurred by us as a result of product spills and leaks across our entire liquids pipeline system.
    •    to provide the requested report on the Northern Gateway project website and to include the information in our
        2010 Corporate Social Responsibility ("CSR") Report or in a supplement to our 2010 CSR Report dedicated to the proposed Northern Gateway project; and
    •    to report the requested spill, leak and liability information relating to our entire liquids pipeline system in the
        2010 CSR Report.
proposal withdrawn X

NEI requested that the Board:	We agreed:

    •    prepare a report detailing the potential legal and regulatory risks inherent in the environmental review process for the Northern Gateway project as it relates to potential opposition from First Nations along the pipeline right of way.
    •    to include additional disclosure in our Management's Discussion and Analysis for the year ended
        December 31, 2009; and
    •    to create a supplement to our 2010 CSR Report dedicated to the proposed Northern Gateway project.
proposal withdrawn X

SHARE/Meritas requested that the Board:	We agreed:
• adopt a non-binding, advisory shareholders' vote on executive compensation.	• to provide shareholders with a non-binding, advisory vote on executive compensation at the 2011 annual meeting of shareholders. proposal withdrawn X

The Canada Business Corporations Act, which governs Enbridge, provides that shareholder proposals must be received by December 3, 2010 to be considered for inclusion in the management information circular and the form of proxy for the 2011 annual meeting of shareholders, which is expected to be held on or about May 11, 2011.

BOARD COMMITTEE REPORTS

The Board has four standing Board Committees to assist in exercising its responsibilities: the AFR Committee, the CSR Committee, the Governance Committee and the HRC Committee. Each Board Committee has provided a report below which summarizes its terms of reference ("Terms of Reference") and describes the composition of the committee, its responsibilities and key activities. The Terms of Reference for each Board Committee are available on our website at www.enbridge.com.

AFR COMMITTEE REPORT

Chair:  David A. Leslie
 Members:  J. Herb England, George K. Petty, Charles E. Shultz and Catherine L. Williams

All of the AFR Committee members are considered independent by the Board. Mr. Robert W. Martin retired from the AFR Committee and the Board at the annual shareholders' meeting in May 2009.

The AFR Committee assists the Board in overseeing:

  •   the integrity of our financial statements and financial reporting process;

  •   the integrity of our management information systems, disclosure controls, financial controls and internal audit function;

  •   the independence and performance of our external auditors; and

  •   our compliance with financial and accounting regulatory requirements and our risk management program.

21      MANAGEMENT INFORMATION CIRCULAR

The AFR Committee is responsible for maintaining open communications between the AFR Committee, our external auditors, our internal auditors and Management of Enbridge.

According to corporate governance standards, members of the audit committee must receive the Board's approval if they sit on the audit committees of more than three public companies. In 2009, the Board approved Mr. Leslie serving on the audit committees of four public companies, including Enbridge. The Board believes that because Mr. Leslie is no longer employed on a full-time basis, he has the time to meet these commitments and this work assists him and the Board in its audit committee responsibilities. Mr. Leslie continues to serve on the four audit committees.

The AFR Committee's responsibilities include the following:

Financial Reporting

  •   reviewing and recommending to the Board for approval our quarterly and annual financial statements, including the notes thereto and management's discussion & analysis;

  •   reviewing and approving earnings releases;

  •   discussing with Management and the external auditors any significant issues regarding our financial statements or accounting policies; and

  •   reviewing with Management any anticipated changes in reporting standards and accounting policies.

Internal Controls

  •   overseeing Management's system of disclosure controls and procedures and internal controls over financial reporting.

External Auditors

  •   reviewing the qualifications and independence and recommending the appointment of our external auditors, PwC;

  •   reviewing and pre-approving all engagements for audit and non-audit services to be provided by PwC, including proposed fees; and

  •   the compensation, performance, retention and oversight of PwC.

The external auditors report directly to the AFR Committee and meet regularly with the AFR Committee following Committee meetings, without any members of Management present.

Finance

  •   reviewing the issuance of securities by Enbridge and authorizing, or recommending to the Board for authorization, the filing of prospectuses or related documents with securities regulatory authorities.

Risk Management

  •   reviewing with senior Management, internal counsel and others as necessary:

  •   our method of reviewing risk and our strategies and practices applicable to the assessment, management, prevention and mitigation of risk;

  •   our annual insurance report; and

  •   loss prevention policies, risk management programs, disaster response and recovery programs and corporate liability protection programs for Directors and officers.

The AFR Committee, together with the Board, oversees a review of the principal risks to Enbridge on an annual basis, reviews risks in conjunction with internal and external auditors and monitors our risk management program.

2009 Highlights

The AFR Committee carried out the following activities as part of its 2009 work plan:

Audits and Financial Reporting

  •   reviewed and recommended to the Board for approval the interim financial statements and related management's discussion & analysis and the annual audited financial statements and related management's discussion & analysis;

  •   reviewed and approved, before release, public disclosure documents containing audited or unaudited financial information, including annual and interim earnings press releases, prospectuses and the annual information form;

  •   reviewed and approved the pension plan annual financial statements;

  •   received comprehensive presentations and education on the transition to International Financial Reporting Standards; and

  •   reviewed and approved the 2008 expenses of the Chief Executive Officer and other senior officers.

Internal Controls

  •   reviewed quarterly internal controls compliance reports;

  •   reviewed the Audit Services role and audit plan and received quarterly Audit Services reports;

  •   reviewed the Audit Services Annual Report; and

  •   received quarterly updates on the Ethics and Conduct Hotline activity.

External Auditors

  •   carried out an assessment of PwC, recommended its appointment by shareholders and reviewed and approved the 2009 Engagement Letter (including the terms of engagement and proposed fees);

  •   reviewed and approved the process for the transfer of responsibilities from the senior partner of PwC to his successor, as well as the engagement of that successor; and

  •   pre-approved all permitted non-audit services to be provided by PwC.

Finance

  •   reviewed quarterly Treasury Management Reports; and

  •   reviewed and recommended for the Board's approval, the 2010 Annual Financing Plan and additional financing transactions not included in the 2009 Annual Financing Plan.

Risk Management

  •   reviewed the quarterly Financial Risk Management Reports;

  •   reviewed and approved the 2009 Corporate Risk Assessment Report;

  •   reviewed the annual Insurance Report and reviewed and approved the insurance renewal strategy; and

  •   reviewed the Information Security Report.

Governance

The AFR Committee met five times in 2009 and held in camera meetings without Management present at the end of each meeting. In November 2009, the AFR Committee reviewed its Terms of Reference and approved amendments relating to pension plan responsibilities and senior Management expense review. The AFR Committee reviewed its performance in 2009 and determined that it had fulfilled all of its responsibilities under its Terms of Reference.

Additional AFR Committee information as required under NI 52-110 is contained under the heading "Audit Finance & Risk Committee" on page 29 of Enbridge's annual information form for the year ended December 31, 2009 which is available on our website at www.enbridge.com, on SEDAR at www.sedar.com or by mail, free of charge, upon request to the Corporate Secretary.

CSR COMMITTEE REPORT

Chair:  James J. Blanchard
 Members:  J. Lorne Braithwaite, Charles W. Fischer and Dan C. Tutcher

Ms. Catherine L. Williams was a member of the CSR Committee until May 6, 2009. On July 28, 2009, Mr. Charles W. Fischer became a Director and a member of the CSR Committee.

The CSR Committee is composed entirely of independent Directors. The CSR Committee is responsible for assessing CSR guidelines, policies, procedures and performance and reporting thereon.

Assessing CSR Guidelines, Policies and Procedures

The CSR Committee is responsible for:

  •   reviewing, approving or recommending to the Board the risk guidelines, policies, procedures and practices with respect to CSR matters (including the environment, health and safety, human rights, Aboriginal relations, stakeholder relations, community investment, government affairs, injury-prevention and emergency response matters);

  •   reviewing and approving CSR metrics and benchmarks; and

  •   reviewing and approving the methods of communicating CSR and related policies.

Monitoring and Reporting on CSR Performance

The CSR Committee is also responsible for:

  •   monitoring Enbridge's performance on CSR matters and receiving regular compliance reports from Management;

  •   reviewing the results of investigations into significant accidents or environmental events; and

  •   reporting on the Enbridge's CSR performance.

2009 Highlights

The CSR Committee carried out the following activities as part of its 2009 work plan:

Assessing CSR Guidelines, Policies and Procedures

  •   received updates on developments relating to CSR (including the environment, health and safety);

  •   received Management's reports on pipeline security, corporate security and information security, and its reports on public health emergency planning;

23      MANAGEMENT INFORMATION CIRCULAR

  •   received Management's update on the Aboriginal and Native American Policy;

  •   approved Enbridge's new Neutral Footprint program;

  •   reviewed the 2010 Community Investment budget; and

  •   discussed Enbridge's energy4everyone Foundation, a new foundation that Enbridge created in early 2009 to work towards the reduction of poverty through the delivery of affordable, reliable and sustainable energy to communities in need.

Monitoring and Reporting CSR Performance

  •   reviewed the 2008 Environment, Health & Safety Reports of the Gas Transportation, Liquids Pipelines, Major Projects and Gas Distribution business units;

  •   received information on Enbridge's work to be undertaken in 2009 and 2010 to respond to new environmental legislation in Canada and the US;

  •   reviewed Enbridge's 2009 CSR Report, which was prepared using the Global Reporting Initiative ("GRI") G3 sustainability reporting guidelines. The GRI guidelines serve as a framework for reporting on an organization's economic, environmental and social performance; and

  •   reviewed ENB, Enbridge's new annual CSR review magazine.

Awards and Recognition

Enbridge's continued commitment to CSR initiatives and the Committee's encouragement of those initiatives, have earned it significant positive recognition in recent years, including the following awards in 2009:

  •   Canada's Top 100 Employers;

  •   Corporate Knights Best 50 Corporate Citizens in Canada;

  •   Ten Best Companies to work for in Canada;

  •   Most Respected Corporations in Alberta;

  •   Dow Jones Sustainability Index (North America);

  •   Gold Champion Level Reporter (Canadian Standards Association's GHG Registry); and

  •   Canada 200 Climate Disclosure Leader (Carbon Disclosure Project).

Additional awards, as well as details about Enbridge's economic, environmental and social performance, are outlined in the 2009 CSR Report, which is available on Enbridge's website at www.enbridge.com.

Governance

The CSR Committee met four times in 2009 and held in camera meetings without Management present at the end of each meeting. In November 2009, the CSR Committee reviewed its Terms of Reference, approved minor amendments and determined that it had fulfilled all of its responsibilities under its Terms of Reference.

GOVERNANCE COMMITTEE REPORT

Chair:  George K. Petty
 Members:  David A. Arledge, James J. Blanchard, J. Herb England, David A. Leslie and Dan C. Tutcher

The Governance Committee is composed entirely of independent Directors. The objective of the Governance Committee is to ensure that a comprehensive system of stewardship and accountability to shareholders is in place and functioning among our Directors, Management and employees.

The Governance Committee is responsible for:

  •   recommending matters to the Board concerning our overall governance;

  •   reviewing the Terms of Reference for the Board and its Committees;

  •   setting corporate governance guidelines for the Board; and

  •   reviewing Management's reports on compliance with corporate governance policies.

The Governance Committee is responsible for developing our approach to governance issues, including the division of duties between and among Directors, the Chair of the Board, the President & Chief Executive Officer and Management.

As a publicly listed company on the TSX and NYSE, we are required to meet a variety of corporate governance guidelines and requirements in Canada and the US. Information regarding our compliance with these guidelines and requirements can be found in Appendix "A" Statement of Corporate Governance Practices and on our website at www.enbridge.com.

The Governance Committee works closely with the Corporate Secretary and other members of Management to stay aware of governance trends and to implement Board governance best practices. In 2009, a member of the Governance Committee and the Chair of the HRC Committee met with the Canadian Coalition for Good Governance ("CCGG"). The Chair of the HRC Committee also hosted a meeting of the compensation committee chairs and other directors of Calgary-based peer companies to discuss "Say on Pay" and other governance initiatives. The Board considered the CCGG's request that we adopt a shareholder engagement policy and provide shareholders with the opportunity to vote, on an advisory basis, on the approach to executive compensation disclosed in the Circular. Following receipt of a shareholder proposal from SHARE on behalf of Meritas, the Board agreed to provide shareholders with an advisory vote on executive compensation at the 2011 shareholders' meeting.

Board Composition, Education and Evaluation

The Governance Committee is responsible for:

  •   developing a Board Composition Plan and recommending the nomination of Directors to the Board and Board Committees;

  •   establishing formal orientation and education programs for Directors;

  •   assessing the performance of the Board as a whole, the Board Committees, the Chair of the Board and individual Directors;

  •   monitoring the quality of, and recommending changes to, the relationship between and among the Board, Board Committees and Management; and

  •   ensuring the Board functions independently of Management.

One of the Governance Committee's objectives is to nominate a balanced mix of Board members with the experience and expertise to provide value to Enbridge and our shareholders in respect of the business and strategic plans. The Governance Committee sets guidelines that include criteria to add directors who possess relevant and/or senior management expertise or other qualifications, including an intent to achieve an appropriate mix of gender and minority representation on the Board.

The Governance Committee manages the annual performance review of the Board. This process is described in Appendix "A" to this Circular beginning on page 55 under the heading "Assessments".

The Governance Committee conducted a director search in 2008 and 2009. The search resulted in the appointment of Charles W. Fischer as a Director in July 2009. The nomination process is described in more detail in Appendix "A" to this Circular beginning on page 54 under the heading "Nomination of Directors". For more information about our Directors, see the individual Director profiles beginning on page 6 of this Circular.

Director Compensation

The Governance Committee is responsible for establishing compensation of Directors.

In late 2007 and early 2008, the Governance Committee retained Mercer (Canada) Ltd. ("Mercer") to review Directors' compensation against that of peer companies. Total fees paid to Mercer for that review, including research with respect to directors' compensation of comparable companies to several of Enbridge's affiliates, was $24,700. Following that review, the Governance Committee recommended increases in the retainers for the Directors, the Chairs of two Board Committees and the Chair of the Board for 2008. This was the first increase in retainers since 2004. In February 2009, in light of Canadian and global economic conditions, and as part of a company-wide productivity enhancement initiative, the Governance Committee recommended that there be no increases in Directors' retainers in 2009.

2009 Highlights

The Governance Committee carried out the following activities as part of its 2009 work plan:

Corporate Governance

  •   reviewed shareholder proposals, proxy voting recommendations and annual meeting voting results for the 2009 Meeting;

  •   approved the Statement on Corporate Governance Practices for the Circular;

  •   received recognition from the CCGG for best practices in Director biography disclosure and Director compensation disclosure;

  •   met with the CCGG to discuss its draft Model "Say on Pay" Policy for Boards of Directors;

  •   representatives of Enbridge, including the Chair of the HRC Committee, hosted a meeting of the compensation committee chairs and other directors of peer companies to discuss "Say on Pay" and other shareholder engagement trends;

  •   reviewed the evolution of shareholder engagement and "Say on Pay" and agreed to recommend to the Board that Enbridge provide shareholders with an advisory vote on executive compensation at the 2011 annual shareholders' meeting;

  •   verified compliance by employees and Directors with the Statement on Business Conduct;

  •   reviewed the Board Guidelines; and

  •   reviewed Management reports on our Director and Officer Liability Protection Program and our Management Information Systems.

Board Composition and Evaluation

  •   reviewed the Board Composition Plan, a skills matrix relating to current Directors and analyzed the implications of our strategic plan on Board composition;

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  •   conducted a director search which resulted in the appointment of one new Director;

  •   recommended Director education sessions to the Board;

  •   reviewed the results of the Board and Committee assessments from 2008; and

  •   conducted the Board evaluation process for 2009.

Director Compensation

  •   as part of a company-wide productivity enhancement initiative, and considering that Enbridge's officers were not receiving increases in base salaries in 2009, recommended to the Board that there should be no increases in Directors' retainers in 2009.

Governance

The Governance Committee met four times in 2009 and held in camera meetings without Management present at the end of each meeting. The Governance Committee reviewed its performance in 2009 and determined that the Committee's mandate was appropriate and that the Committee had fulfilled all of its responsibilities under its Terms of Reference.

HRC COMMITTEE REPORT

Chair:  Charles E. Shultz
 Members:  David A. Arledge, J. Lorne Braithwaite, Charles W. Fischer and Catherine L. Williams

Ms. Catherine L. Williams became a member of the HRC Committee on May 6, 2009. On July 28, 2009, Mr. Charles W. Fischer became a Director and a member of the HRC Committee.

The HRC Committee consists of five independent Directors and assists the Board by providing oversight and direction on human resources strategy, policies and programs for the named executive officers, senior Management and the broader employee population of Enbridge. This encompasses compensation, pension and benefits as well as talent management, succession planning, workforce recruitment and retention. The HRC Committee ensures that a robust succession plan is in place for the Chief Executive Officer and other key senior officers and that long-range planning for executive development and succession is being undertaken to ensure leadership sustainability and continuity. This is accomplished on an annual basis with a thorough review of Enbridge's current succession capability and the status of development plans for candidates identified for senior positions, including that of Chief Executive Officer. In 2009, the Board met several times with the Chief Executive Officer, without other members of Management, to receive the Chief Executive Officer's views on his potential successors. The Board also met without the Chief Executive Officer to discuss, in camera, the candidates identified as possible successors to the Chief Executive Officer. Given the tenure of the Chief Executive Officer, this will be an area for increased focus for the HRC Committee and the Board in 2010.

In addition, the HRC Committee determines and recommends to the Board the total compensation of the Chief Executive Officer based on the responsibilities, objectives and performance which are evaluated on an annual basis.

2009 Highlights

In 2009, the HRC Committee met five times and during those meetings performed its responsibilities as referred to above. More specifically, the HRC Committee:

  •   evaluated the performance of the Chief Executive Officer and approved all aspects of his compensation, including his short-term incentive award relating to 2008, his base salary for 2009 and long-term incentive awards;

  •   received the Chief Executive Officer's performance and compensation recommendations for the other executive officers, including the various elements of their compensation. Competitive analysis and an assessment of organizational performance on key performance indicators were also reviewed in approving compensation changes and awards;

  •   approved the short-term incentive plan target for 2009 and the earnings per Enbridge Share target for the 2009 performance stock unit grant;

  •   increased the Chief Executive Officer's target short-term incentive opportunity to 90% of base salary (from 75%), effective in 2009. This change increases the competitiveness of the total cash compensation opportunity for this role;

  •   amended the policy for Canadian pension plans to allow US$ exposure in infrastructure investments (which represents only 5% of the asset allocation) to be hedged to CA$;

  •   approved a change to the US Pension Plan Funding Policy to allow Enbridge to increase funding when required to avoid benefit restrictions under the US Pension Protection Act;

  •   reviewed best practices in pension plan oversight in conjunction with the processes and protocols Enbridge has in place, and determined that no changes were required; and

  •   provided oversight to the realignment of the human resources structure and responsibilities to address the growth and increasing complexity of the organization.

Finally, the HRC Committee provided oversight to the strategies and programs designed to attract, develop and retain employees, recognizing Enbridge's significant growth plans and the challenging labour markets in which it operates.

Awards and Recognition

In 2009, Enbridge was recognized for its human resources practices by being named one of the Financial Post's Ten Best Companies to Work For in Canada, one of Canada's Top 100 Employers for the fourth consecutive year and one of Alberta's Top 50 Employers. Enbridge also received top honours as one of the winners of Canada's Most Admired Corporate Culture award, in the category of Energy and Natural Resources.

Governance

In November 2009, the HRC Committee reviewed its mandate, as set out in its Terms of Reference, and its performance. The members of the HRC Committee are satisfied with the appropriateness of the mandate and that it met its responsibilities in 2009.

COMPENSATION DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

This past year Enbridge realized its best financial performance in company history. Adjusted earnings of $856 million, or $2.35 per Enbridge Share, represented an increase of 26% over the previous year and exceeded our five year average. These results build on a 55 year record of consistent and steady growth and return to shareholders. Our strong performance in 2009 was a direct result of continued success in executing our growth projects on time and on budget, and effectively operating our liquids pipelines, natural gas and green energy business segments.

Enbridge's success over the years can be attributed to our unwavering focus on low risk investments, sustained visible growth and delivering steady income to shareholders. This continues to be true today, as the Chief Executive Officer and his executive team have undertaken Enbridge's largest capital program aligned with this low risk/high return business model. With our strong results in 2009 and increased opportunities in our natural gas and green energy businesses going forward, we have set in place a strong foundation to deliver continued growth to shareholders.

Performance is the cornerstone of our executive compensation programs. The programs are designed to motivate Management to achieve the low risk/high return business model shareholders expect, with a focus on the long-term. The HRC Committee reviews Enbridge's expected growth over the one, three, five and 10 year periods, compared with the performance of our competitors and links the compensation programs to these timeframes. This ensures that Management is focused on delivering value to shareholders not only in the short-term, but also continued performance in the long-term.

Short-term incentive awards are paid for annual performance, measured primarily by corporate return on equity ("ROE") and various operating measures that focus on Enbridge's commitment to safety, the environment, our customers and employees. The ROE metric is an all-encompassing measure that reflects the executive's performance in generating the earnings and maintaining the investment base for shareholders as planned for the year.

The longer-term incentive programs motivate Management to achieve top performance for shareholders in the medium-term to long-term. The majority of this longer-term compensation is at-risk and is contingent upon achieving certain future performance measures in order to be paid out to the executives. In the medium-term, performance units focus senior Management on growing earnings over a three year time horizon while maintaining top performance compared to peers in the industry. Top performance for shareholders must be achieved over this three year time period in order to maximize payout to senior Management.

The next time horizon covered by the compensation programs is an eight year period. Performance stock options are granted to the executives to motivate them to deliver performance that results in future share price appreciation. Two Enbridge Share price hurdles must be attained within 6.5 years of the grant date for the performance options to become fully exercisable. This program ensures that the executives are focused on long-term performance for shareholders. These performance options were last awarded in 2007 and 2008 to incent the executives to achieve the long-term strategic plan and to successfully complete the largest capital program in Enbridge's history. The HRC Committee also regards performance stock options as a critical retention tool.

The final time horizon covered by the longer-term compensation programs is a 10 year period and this is achieved through the granting of regular stock options. These stock options are granted annually, vest 25% per year and have a 10 year term. Management is motivated to deliver top performance to shareholders resulting in share price appreciation over this 10 year period in order to maximize their compensation benefit from these options.

These short-term and longer-term compensation vehicles create strong incentives for the executives to consistently deliver top performance to shareholders. These incentives, paired with share ownership guidelines, which require senior Management to hold a meaningful equity position in Enbridge, ensure strong alignment with shareholders.

With the design of these compensation programs, the HRC Committee believes that it has developed a strong link between compensation and Enbridge's business plans and strategy. The inclusion of performance metrics and the longer-term focus of the programs' payouts help to ensure that Management is not encouraged to adopt excessive or unmanageable short-term risk-taking. The full potential of the compensation plans will not be realized by Management if

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Enbridge's future performance is negatively impacted. The design and mix of the compensation plans also ensures that Management is rewarded for long-term performance and that the compensation plans do not overly emphasize short-term goals. Through the use of performance multipliers, the HRC Committee has established caps to limit the incentive to take unmanageable risks or to avoid paying for unsustainable performance. Share ownership guidelines ensure that senior Management maintains meaningful equity positions in Enbridge and further strengthens the alignment with shareholders. The Chair of the HRC Committee also sits on the AFR Committee and receives a quarterly earnings-at-risk calculation, which is publicly disclosed and includes clear risk limits.

Taking into consideration Enbridge's performance under the leadership of the Chief Executive Officer and current executive team, the HRC Committee made the following compensation decisions during 2009:

  •   base salaries were frozen for the Chief Executive Officer, his direct reports, the Senior Vice Presidents and Vice Presidents, with only a few exceptions. Despite strong company performance in 2009, general salary increases for this group were not considered appropriate, given the overall uncertain economic conditions in the markets and the resulting negative economic impacts on our customers during the year. Base salaries for this group were already positioned competitively, between the 50th and 75th percentile. As a relatively new member of the executive team, Mr. Monaco received a 12.5% increase to move his base salary position closer to the 50th percentile. Base salaries for the balance of our employees were increased modestly;

  •   stock option and performance unit grant levels to senior Management were maintained at the prior year's grant levels. The Enbridge Share price and option value continued to demonstrate strength and stability relative to peer companies in the industry; and,

  •   the Chief Executive Officer's short-term incentive target was increased from 75% to 90% of annual base salary to achieve competitiveness with peers.

The HRC Committee made the following compensation decision in February 2010, relating to 2009 performance:

  •   short-term incentives were awarded above target. Corporate performance, which is a significant factor in determining the annual awards, was considered by the HRC Committee to have been exceptional.

Overall, the 2009 total compensation (comprised of base salary, short-term and longer-term incentives) for the executives was between the 50th and 75th percentile of the defined peer groups.

The following pages describe the compensation philosophy and programs for the top five executives of Enbridge:

  •   President & Chief Executive Officer (Mr. Patrick D. Daniel);

  •   Executive Vice President, Chief Financial Officer & Corporate Development (Mr. J. Richard Bird); and

  •   the next three most highly paid officers:

  •   Mr. Stephen J. Wuori, Executive Vice President, Liquids Pipelines;

  •   Mr. Stephen J. J. Letwin, Executive Vice President, Gas Transportation & International; and

  •   Mr. Al Monaco, Executive Vice President, Major Projects & Green Energy.

EXECUTIVE COMPENSATION

Compensation Philosophy

Our compensation philosophy is set by the HRC Committee and approved by the Board. It is intended to enable Enbridge to attract and retain a highly effective executive team. The total compensation programs are intended to align the short-term and longer-term actions of the executives with the business strategy and with the interests of shareholders. The programs are designed to reward the executives for both short-term and longer-term performance.

Elements of Total Compensation

The executive compensation program consists of base salary, short-term and longer-term incentives and other compensation including pension and benefits. The table below outlines the key elements of the entire compensation package and their purpose. The sections that follow describe each element in more detail.

Compensation Mix

The elements of base salary, short-term and longer-term incentives and their relative emphasis, is called the compensation mix. The incentives are performance-based and require the executives to meet defined performance targets during the year (short-term incentive) and over several years (longer-term incentives) in order to receive a payout. As a result, the performance-based compensation is considered "at risk." The charts below show the 2009 target compensation mix for the Chief Executive Officer and the other named executives:

Chief Executive Officer	Other Named Executives

In total, 77% of the target total compensation for the Chief Executive Officer and 67% for the other named executives requires performance to be aligned with the interests of shareholders.

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Competitive Positioning

Base pay is set relative to the market taking into consideration the skill, competency and experience of each individual executive. Target short-term and longer-term incentives are linked to base salary levels. The target total compensation for our executives is the median of the comparator companies in our North American peer group. Actual total compensation realized depends on performance.

Peer Groups

Our executive compensation program is benchmarked against a North American comparator group that consists of the following companies:

Canadian Companies	US Companies

Agrium Inc.	Ameren Corp.
Atco Ltd.	Centerpoint Energy Inc.
Canadian National Railway Company	DTE Energy Co.
Canadian Pacific Railway Ltd.	El Paso Corp.
Husky Energy	Nisource Inc.
Nexen Inc.	OGE Energy Corp.
Petro-Canada	Oneok Inc.
SNC-Lavalin Group Inc.	PG&E Corp.
Suncor Energy Inc.	PPL Corp.
Talisman Energy Inc.	Questar Corp.
Teck Cominco Ltd.	Sempra Energy
TELUS Corp.	Spectra Energy Corp.
TransAlta Corp.	Williams Co. Inc.
TransCanada Corp.	Xcel Energy Inc.

The Canadian companies are large pipeline, energy, utility and industrial companies that are similar in size to Enbridge. Together they reflect the Canadian business environment in which we operate. Because of the greater size and depth of the US energy sector, the US companies are more focused in oil and gas pipelines and utilities.

The following chart outlines how Enbridge compares to these companies based on revenue, total assets, number of employees and market capitalization:

Enbridge Positioning Relative to Comparator Groups[1]
Measure	Canadian	US

Revenue	Above p75	Above p75
Total Assets	Between p50 and p75	Between p50 and p75
Number of Employees	Between p25 and p50	Between p25 and p50
Market Capitalization[2]	Between p50 and p75	Above p75

Notes:

1
"p" refers to percentile.

2
All data is as of 2008 except for the market capitalization data which is as of December 31, 2009.

The HRC Committee compares the base pay, short-term and longer-term incentive levels for the executives to the compensation for executives in similar positions in the two comparator groups. The emphasis on the Canadian or US comparator group varies depending on the executive's position. The weighting for the Chief Executive Officer role is 50% Canada and 50% US, reflecting the North American scope and focus of the role. All other Canadian-based executive roles are weighted more heavily towards the Canadian comparator group (80% Canada/20% US). The US-based executive role is weighted more heavily towards the US comparator group (80% US/20% Canada).

Annual Compensation Decision Making Process

Executive compensation decisions are based on performance as compared to goals established at the beginning of the year, as well as other comparative information. Specifically, the Chief Executive Officer establishes objectives at the start of the year. The objectives include financial targets as well as other key priorities. At the end of the year, the Chief Executive Officer completes a self assessment, followed by a performance evaluation by the Chair of the Board and the Chair of the HRC Committee. Compensation recommendations are developed based on the following:

  •   approved incentive program calculations;

  •   market information compiled by Mercer, the compensation consultants retained by the HRC Committee;

  •   results of key performance indicators for Enbridge including total shareholder return, dividend/share growth and risk to reward over one, three, five and 10 year time periods compared to Enbridge's peers, the TSX60 and TSX Composite Indices;

  •   historical compensation; and

  •   a qualitative assessment of the business environment in which the results were achieved.

The HRC Committee recommends the Chief Executive Officer's base salary and short-term and longer-term incentive awards to the Board in February of each year. The Chief Executive Officer follows a similar process for the other executives. The Chief Executive Officer takes into consideration corporate and personal performance and peer group compensation data provided by Mercer. Based on this, he makes a recommendation for each executive (on base salary, short-term and longer-term incentive awards) to the HRC Committee, which is responsible for approving these recommendations.

COMPENSATION PROGRAMS AND 2009 PAY DECISIONS

Short-term Incentive

The short-term incentive plan is designed to motivate and reward Management for the achievement of objectives tied to the annual business plan approved by the Board. It is an annual bonus plan that pays out in cash, primarily based on corporate performance. The target short-term incentive, which is expressed as a percentage of base salary, reflects the level of responsibility associated with the role and competitive practice. Actual incentive awards can range from zero to two times the target depending on performance. Performance is measured in three areas:

  •   corporate;

  •   business unit; and

  •   individual,

with corporate performance being a significant factor in determining incentive awards for the executives. The following is a summary of the incentive targets, payout range, and relative weighting between corporate, business unit and individual performance:

	Target Short-term Incentive	Pay Out Range	Relative Weighting
Executive	(as % of Base Salary)		Corporate	Business Unit	Individual

P.D. Daniel[1]	90%	0 - 180%	80%	–	20%
J.R. Bird	50%	0 - 100%	70%	–	30%
S.J. Wuori	50%	0 - 100%	70%	15%	15%
S.J.J. Letwin	50%	0 - 100%	70%	15%	15%
A. Monaco[2]	50%	0 - 100%	40%	50%	10%

Notes:

1
The HRC Committee approved an increase in Mr. Daniel's short-term incentive target from 75% to 90% in May 2009 to position the total direct compensation for his role as President & Chief Executive Officer at the 50th percentile of the defined peer group.

2
The weightings for Mr. Monaco were revised to ensure a strong focus on major project execution during this critical time of growth in Enbridge.

Actual performance is compared to goals in each performance area and is reflected on a scale of zero to two (the performance multiplier), with zero indicating performance goals were not met, one indicating goals were achieved and two indicating performance was exceptional. Based on this, short-term incentive awards are calculated as follows:

Base Salary $
×	Target Incentive Opportunity %
×	Performance Multiplier (0 - 2)

=	$ Short-term Incentive Award

The calculated short-term incentive award may be adjusted at the discretion of the Chief Executive Officer (for his direct reports) and the HRC Committee (for the Chief Executive Officer). The HRC Committee may exercise discretion to change or waive the eligibility criteria, performance measures and the levels of target and maximum awards where it deems reasonable to do so.

2009 Short-term Incentive Awards

Corporate Performance

As in the past, corporate performance in 2009 was measured by ROE. This metric reflects the overall success in bringing new investments into service and managing existing assets to generate earnings. Strong earnings enable Enbridge to achieve steady growth and income to shareholders. The ROE metric applies to all executives and represents a significant component of their short-term incentive award.

The 2009 ROE target, which was approved by the Board at the beginning of the year, was 12.5%. This represents the performance target from Enbridge's annual budget. Actual performance was 14.3%, based on adjusted earnings.

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Adjustments are made to ensure the result is a fair reflection of performance. Approximately $700 million of net gains/earning were adjusted out of the calculation for this measure in 2009, which included:

  •   mark-to-market gains;

  •   gains from the sale of Ocensa; and

  •   gains and losses from other asset dispositions (events which are considered unusual).

Based on this result, the corporate performance multiplier was calculated to be 2.4, however, because the plan has a maximum cap of 2.0, a multiplier of 2.0 was used.

In assessing overall performance, the HRC Committee also compared other key performance metrics for Enbridge to the results of companies in Enbridge's performance stock unit comparator peer group, companies in the TSX60 and TSX Composite Indices. The HRC Committee considered performance over one, three, five and 10 year time periods for the following market-based metrics:

  •   dividend/share growth;

  •   total shareholder return; and

  •   reward to risk.

For almost all of these metrics, in all time periods assessed, Enbridge performed above the 75th percentile when compared to our comparator peer group. For the majority of these metrics, in all time periods assessed, Enbridge performed above the median when compared to companies in the TSX60 and TSX Composite.

The HRC Committee concluded that Enbridge had an outstanding year in 2009.

Business Unit Performance

Business unit performance forms part of the short-term incentive award calculation for three named executives with operational responsibilities, Messrs. Letwin, Wuori and Monaco:

  •
  Gas Transportation and International:  Mr. Letwin is responsible for the Gas Transportation and International business units. A measure of combined earnings compared to target is used to reflect the performance of this diverse portfolio. The 2009 actual earnings for short-term incentive award purposes was 104% of target resulting in a business unit multiplier of 1.4 out of 2.0.
  •
  Liquids Pipelines:  Mr. Wuori is accountable for the performance of the Liquids Pipelines business unit. Performance is measured by earnings and a combination of operational metrics including safety, system integrity, customer satisfaction, employee satisfaction and business development. Earnings performance accounts for 35% of the overall performance of Liquids Pipelines. In 2009, the combined performance of Liquids Pipelines against targets set in the areas noted resulted in a business unit multiplier of 1.54 out of 2.0.
  •
  Major Projects:  Mr. Monaco is accountable for the performance of the Major Projects business unit. Consolidated performance of all major projects measured against targets covering cost, schedule, compliance, safety and quality resulted in a business unit multiplier of 1.57 out of 2.0.

Individual Performance

Individual performance is measured by objectives established at the start of the year by each executive. The HRC Committee established the Chief Executive Officer's objectives taking into consideration Enbridge's financial and strategic priorities. Individual performance accounts for 20% of Mr. Daniel's short-term incentive award.

Mr. Daniel's 2009 performance was measured by his accomplishments in the areas of finance, operations and corporate social responsibility. In the area of finance, Mr. Daniel undertook to divest Enbridge's Ocensa interest for superior value and direct further investment into the US Alberta Clipper project, thereby avoiding the issuance of additional equity by both Enbridge and Enbridge Energy Partners. Under Mr. Daniel's leadership, Enbridge's financial performance in 2009 was the best in Enbridge's history.

Several major projects were completed successfully including the Hardisty Tanks, Southern Access, Spearhead Expansion and Line 4 Expansion. As well, new projects secured included the Walker Ridge and Big Foot offshore projects, the Woodland Pipeline serving the Kearl Lake oil sands project and the expansion of our Sarnia Solar Energy Project. The successful execution of Enbridge's capital program continues to be the foundation for our growth and strong earnings outlook.

Mr. Daniel continues to demonstrate strong industry leadership on environmental issues. In 2009 Enbridge adopted a goal to achieve a neutral environmental footprint by 2015, which is being realized by investing in renewable energy assets, including the Talbot Wind Farm and Sarnia Solar projects.

Mr. Daniel continued the executive development of key senior officers for succession purposes and well as development of the broader senior Management talent pool. Formalized succession plans and candidate details were discussed with the HRC Committee throughout the year.

Overall, 2009 was a very successful year for Enbridge. The HRC Committee determined Mr. Daniel's individual performance exceeded expectations, resulting in an individual performance multiplier of 1.88 out of 2.0.

Similarly, the other executives established individual objectives at the start of the year, in conjunction with the Chief Executive Officer. These objectives were based on areas of strategic and operational emphasis related to their respective portfolios, development of succession candidates, employee engagement, community involvement and leadership. Individual performance accounts for 10 to 30% of the other executives' short-term incentive awards.

Summary of 2009 Corporate, Business Unit and Individual Performance Multipliers

The following table summarizes the corporate, business unit and individual performance multipliers for each named executive, associated weights and overall performance multiplier result:

	Corporate Performance (a)					Business Unit (b)					Individual (c)					Overall Performance (a + b + c)
Executive
	Weight	×	Multiplier	=	Result	Weight	×	Multiplier	=	Result	Weight	×	Multiplier	=	Result	(0-2)

P.D. Daniel	80%	×	2.0	=	1.60	–		–		–	20%	×	1.88	=	0.38	1.98
J.R. Bird	70%	×	2.0	=	1.40	–		–		–	30%	×	1.90	=	0.57	1.97
S.J. Wuori	70%	×	2.0	=	1.40	15%	×	1.54	=	0.23	15%	×	1.80	=	0.27	1.90
S.J.J. Letwin	70%	×	2.0	=	1.40	15%	×	1.40	=	0.21	15%	×	1.90	=	0.29	1.90
A. Monaco	40%	×	2.0	=	0.80	50%	×	1.57	=	0.78	10%	×	1.95	=	0.20	1.78

Based on this, short-term incentive awards for our named executives were calculated as follows:

Executive	Base Salary ($)	×	Target	×	Overall Performance Multiplier	=	Calculated Short-term Incentive Award[1] ($)	Actual Short-term Incentive Award ($)

P.D. Daniel	1,200,000	×	90%	×	1.98	=	2,133,000	2,133,000
J.R. Bird	540,000	×	50%	×	1.97	=	531,900	600,000
S.J. Wuori	567,000	×	50%	×	1.90	=	538,934	540,000
S.J.J. Letwin	593,840	×	50%	×	1.90	=	564,148	605,260
A. Monaco	450,000	×	50%	×	1.78	=	400,500	500,000

Note:

1
The arithmetic results from formulas above may vary slightly from actual calculated awards due to rounding.

The difference between the 2009 calculated short-term incentive awards and 2009 actual short-term incentive award for Messrs. Bird, Wuori, Letwin and Monaco is based on discretion exercised by Mr. Daniel for performance and contribution beyond their formal objectives. Specifically:

  •   Mr. Bird played a pivotal role in developing and implementing Enbridge's 2009 financing plan. Enbridge materially benefitted from selected asset sales that were sold at very attractive terms, which allowed Enbridge to avoid dilutive external equity issuances. Additionally, a significant debt financing calendar was completed at very attractive interest rates.

  •   Mr. Letwin led the sale of Ocensa, which was well timed and executed. In 2009, a new customer information system for the Gas Distribution business was successfully implemented.

  •   Mr. Monaco successfully managed the ongoing execution of the capital program resulting in the on time and on budget completion of several projects. The complexities involved in a program of this magnitude, the challenging economic climate and multiple jurisdictions warranted additional recognition.

The HRC Committee agreed with Mr. Daniel's recommendations and approved the adjusted short-term incentive awards.

Longer-term Incentives

Our executives are granted three types of longer-term incentives:

  •   Performance units:    Three year phantom shares with performance conditions that impact payout;

  •   Performance stock options:    Eight year stock options with performance and time vesting conditions; and

  •   Stock option:    10 year stock options with time vesting conditions.

We also have a stock unit plan with no performance conditions that are granted to Management level employees for retention purposes. These units have never been granted to our executives.

The HRC Committee believes that the combination of longer-term programs that have different terms, vesting conditions and performance criteria, mitigates the risks associated with incentive compensation programs and creates alignment with shareholder interests beyond the annual business cycle. The focus on achieving earnings targets, maintaining top quartile price-to-earnings performance compared to peer organizations and achieving share price

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appreciation over the longer-term benefits shareholders and maximizes the value of the longer-term incentives granted to executives. The mix of longer-term incentive programs and total target longer-term incentive opportunity, expressed as a percentage of base salary, is as follows:

		Performance Vested		Time Vested
Role	Total Target Longer-term Incentive Opportunity %	Performance Units %	Performance Stock Options %	Stock Options %

Chief Executive Officer	250%	75%	100%	75%
Other Named Executives	150%	45%	60%	45%

Grant sizes are increased up to 1.5 times the target opportunity in value, based on individual performance history, succession potential, retention considerations and market competitiveness. The actual number of options and units granted is calculated as follows:

Base Salary $
×	Target Incentive Opportunity %
×	Individual Performance Multiplier (0 - 1.5)
÷	Option Value or Share Price

=	# Options or Units Awarded

For more information on the grant values, see Notes 1 and 2 under the heading "Summary Compensation Table" on page 39 of this Circular.

Performance Unit Plan

The performance unit plan is a three year phantom stock plan which is used to focus the executives and align their interests with shareholders over the medium-term. The value of the units fluctuates with the price of Enbridge Shares. Performance measures and targets are established at the start of the term to reflect our mid-term objectives in the execution of the strategic plan. Achievement of the performance targets can decrease or increase the final award value in a range of zero to two. Performance units do not involve the issuance of any Enbridge Shares. Awards are granted annually and paid in cash at the end of the three-year term.

2009 Performance Unit Grant

For 2009, two performance criteria, each weighted 50%, were established for the grant: earnings per Enbridge Share ("EPS") and price-to-earnings ratio. The EPS criterion reflects our commitment to shareholders to achieve earnings that meet or exceed industry growth rates. The target was established to reflect performance that would be consistent with the average growth rate forecasted for peer companies over a comparable time period. The EPS required to achieve a multiplier of two (the maximum) would demonstrate achievement of the long-range strategic plan and a growth rate that is 50% more than the forecast average of peer companies. Performance must meet at least 3% compound annual growth in EPS for a threshold payment, below which the multiplier would be zero.

The second performance criterion is our price-to-earnings ratio compared to a selected comparator group of companies. Enbridge's price-to-earnings performance has historically been very strong. Therefore, performance below the median of the peer group results in a multiplier of zero, performance between the median and 75th percentile results in a multiplier of one and performance above the 75th percentile results in a multiplier of two. The following table presents the comparator group for the price-to-earnings ratio.

Price-to-Earnings Ratio – Comparator Group of Companies

Ameren Corp.	OGE Energy Corp.
Canadian Utilities	Oneok Inc.
Centerpoint Energy Inc.	PG&E Corp.
Emera Inc.	Sempra Energy
Fortis Inc.	Spectra Energy Corp.
National Fuels Gas Corp.	TransAlta Corp.
Nisource Inc.	TransCanada Corporation

This peer group of companies was selected because they are capital market competitors, similar in risk profile and in a comparable sector.

The performance units granted to the named executives in early 2009 and their value, expressed as a percentage of base salary, was as follows:

	Performance Units
Executive	Number of Units[1]	Value ($) [2]	Value (%) [3]

P.D. Daniel	35,000	1,354,850	113%
J.R. Bird	10,000	387,100	72%
S.J. Wuori	10,000	387,100	68%
S.J.J. Letwin[4]	10,000	384,524	60%
A. Monaco	8,000	309,680	77%

Notes:

1
An individual performance multiplier of 1.5 was applied to the target grants for all executives, reflecting strong individual performance year over year and market conditions.

2
Performance units were granted at a price of CA$38.71 or US$31.40. For more information on the value of the 2009 performance unit see Note 1 under the heading "Summary Compensation Table" on page 39 of this Circular.

3
Value % is the number of units granted multiplied by grant price divided by December 31, 2008 base salary.

4
Mr. Letwin's grant value in US$ has been converted to CA$ using an exchange rate of US$1 = CA$1.2246 as of December 31, 2008.

2007 Performance Unit Payouts

Performance unit payouts are determined as follows:

Number of Units Granted
+	Additional units that represent reinvested dividends had Enbridge Shares been issued instead of units
×	Multiplier (0 - 2) depending on the performance compared to criteria established at the time of grant
×	Market value of an Enbridge Share at the end of the term

=	$ Award

The performance units granted in 2007 matured on December 31, 2009. The performance achieved was as follows:

  •   EPS of CA$2.35 compared to a target of CA$2.10 resulting in a maximum performance multiplier of 2.0; and

  •   93rd percentile price-to-earnings performance compared to the peer group resulting in a performance multiplier of 2.0.

Each of the performance criteria was weighted 50%, resulting in an overall performance multiplier of 2.0. The table below shows the payouts of the performance units granted to the named executives in 2007 which matured in 2009.

	Performance Units								Final Share Price ($)
							Overall Multiplier				Payout Value ($)
Executive	Granted		Accumulated		Final

P.D. Daniel	30,000	+	3,211.05	=	33,211	×	2.0	×	47.14	=	3,130,855
J.R. Bird	9,000	+	963.31	=	9,963	×	2.0	×	47.14	=	939,257
S.J. Wuori	9,000	+	963.31	=	9,963	×	2.0	×	47.14	=	939,257
S.J.J. Letwin[1]	9,000	+	962.09	=	9,962	×	2.0	×	46.91	=	934,635
A. Monaco	2,800	+	299.70	=	3,100	×	2.0	×	47.14	=	292,213

Notes:

1
Mr. Letwin's 2007 performance stock unit grant was delivered in US$. The final Enbridge Share price was US$44.82, which has been converted to CA$ using an exchange rate of US$1 = CA$1.0466.

Performance Stock Options

Performance stock options incent the executives to deliver top performance to shareholders over a longer time period. Vesting is tied to the achievement of defined performance criteria. Exercisability, once performance targets are met, is also subject to time requirements. Performance stock options are granted approximately every five years, have a term of eight years and become exercisable over a period of five years at a rate of 20% per year provided the performance criteria are met. There were no performance stock options granted in 2009.

Performance stock options were most recently granted to the named executives in 2007 (and in 2008 to Mr. Monaco when he was appointed to the executive team). The performance criteria for the 2007 and 2008 performance stock options are Enbridge Share price targets of CA$50 and CA$55, respectively, which must be met by February 2014. The Enbridge Share price targets were determined from the strategic plan of Enbridge and historic industry price-to-earnings ratio information. This is the same approach used to determine the share price targets for previous grants of performance stock options.

Stock Options

Regular stock options focus the executives on increasing shareholder value over the long-term through share price appreciation. Stock options are granted annually in February to executives entitling them to acquire Enbridge Shares at the fair market value of the Enbridge Shares at the time of grant. These options become exercisable over a period of four

35      MANAGEMENT INFORMATION CIRCULAR

years at a rate of 25% per year and the term of the grant is 10 years. The table below shows the stock options granted to the named executives in early 2009.

	Stock Options
Executive	Number of Options[1]	Value ($) [2]	Value (%) [3]

P.D. Daniel	212,000	1,426,760	119%
J.R. Bird	60,000	403,800	75%
S.J. Wuori	60,000	403,800	71%
S.J.J. Letwin[4]	60,000	516,805	79%
A. Monaco	50,000	336,500	84%

Notes:

1
An individual performance multiplier of 1.5 was applied to the target grants for all executives, reflecting strong individual performance year over year and market conditions.

2
The value of each option granted was CA$6.73 or US$6.86. For more information on the value of the 2009 Stock Option grant see Note 2 under the heading "Summary Compensation Table" on page 39 of this Circular.

3
"Value %" is the number of options granted multiplied by the option value divided by the December 31, 2008 base salary.

4
Mr. Letwin's grant value in US$ dollars has been converted to CA$ using an exchange rate on the date of grant of US$1 = CA$1.2556.

Volatility in the financial markets impacted the Enbridge option value at the time the grant decisions were being made, however the HRC Committee determined that the external market conditions would not influence the grant size for 2009, given Enbridge's strong performance. As a result, the 2009 stock option grant size for the named executives was the same number of securities as their 2008 grant (except for Mr. Monaco, whose base salary changed significantly over this period as a result of his appointment to the executive team). The grant was executed on February 25, 2009 with an exercise price of CA$39.61 and US$31.59, based on the weighted average of the board lot trading prices per Enbridge Share on the TSX and NYSE for the last five trading days immediately prior to the date of grant.

Base Salary

Base salary reflects a balance of market conditions, role, individual competency and attraction and retention considerations. In February 2009, base salary levels for all executives, except Mr. Monaco, were frozen. This action was taken in respect of the economic downturn and negative business environment being experienced and anticipated for the remainder of the 2009 calendar year. The competitive position of the base salaries is between the median and the 75th percentile of the defined peer groups, generally reflecting the depth of experience and sustained performance of the individual executive team members. Mr. Monaco was appointed to the position of Executive Vice President, Major Projects on January 9, 2008 and therefore he received a 33% increase in his base salary at that time. In 2009, Mr. Monaco received a 12.5% increase in his base salary to align his compensation closer to the rest of the executive team and to the median of the defined peer group.

In summary, the base pay levels of the named executives as of December 31, 2009 and 2008 were as follows:

Executive	2009 Base Pay ($)	% Increase from 2008	2008 Base Pay ($)	% Increase from 2007

P.D. Daniel	1,200,000	—	1,200,000	6.7%
J.R. Bird	540,000	—	540,000	5.9%
S.J. Wuori	567,000	—	567,000	6.0%
S.J.J. Letwin[1]	593,840	—	554,320	5.2%
A. Monaco	450,000	12.5%	400,000	33.3%

Notes:

1
For purposes of this disclosure, Mr. Letwin's base pay is converted from US$ to CA$. His base salary in 2009 and 2008 was US$520,000. The difference in value reported for 2009 compared to 2008 is based on the exchange rate fluctuation. His base pay of US$520,000 was converted to CA$ using an average exchange rate of US$1 = CA$1.1420 (2009) and US$1 = CA$1.066 (2008).

Pension Plan

Our executives participate in a non-contributory defined benefit pension plan that provides an enhanced retirement income based on years of service. All senior Management employees participate in this plan. Prior to 2000, the defined benefit pension plan was the same for all employees. Mr. Monaco participated in our defined contribution pension plan from 1997 to 1999 inclusive prior to his appointment to a senior Management position.

Savings Plan

Our savings plan encourages stock ownership by matching employee contributions of up to 2.5% of base salary (5% in the US) toward the purchase of Enbridge Shares. The executives participate in this plan along with all other employees.

Perquisites

Executives receive an annual perquisite allowance to offset expenses related to their position including owning and operating a vehicle, parking and recreational clubs. In 2009, the perquisite allowances for the named executives were as follows: $49,500 for Mr. Daniel, $39,970 for Mr. Letwin (US$35,000), $35,000 for Messrs. Wuori and Bird, and $30,000 for Mr. Monaco. These allowance levels are reviewed regularly for competitiveness.

In addition to the perquisite allowance, 50% of expenses incurred for personal financial planning to a maximum of $10,000 are reimbursed for the Chief Executive Officer and $5,000 for all other executives.

Benefits

Executives participate in the same benefits program as employees. Medical, dental and insurance benefits are available to meet the specific needs of the individuals and their families. The plans are structured to provide minimum basic coverage with the flexibility and opportunity for enhanced coverage at a level that is competitive and affordable.

The pension, savings plan, perquisites and benefits plans are reviewed on a regular basis by the HRC Committee. These are key elements of the total compensation package designed to provide competitive benefits and meet reasonable needs of the executives in their roles and upon retirement from the organization.

Employment Agreements

Employment agreements provide for benefits in the event of termination for any reason (other than cause), constructive dismissal or termination as a result of a change of control. The terms of these agreements are based on competitive practices and are designed to help deliver a comprehensive compensation package to enable Enbridge to attract and retain top executive talent.

Employment agreements are in place for all executives. For additional information, see the heading "Termination of Employment and Change of Control Arrangements" beginning on page 47 of this Circular.

SHARE OWNERSHIP GUIDELINES

Share ownership guidelines apply to all Enbridge officers, including the executives, to ensure they develop meaningful equity positions in Enbridge and maintain a visible indicator of their alignment with shareholders.

The following table summarizes targets and actual Enbridge Share ownership as a multiple of base salary for the named executives as of December 31, 2009:

Executive	Target Enbridge Share Ownership	Actual Enbridge Share Ownership	Meets Requirements

P.D. Daniel	4x	16x	✓
J.R. Bird	2x	12x	✓
S.J. Wuori	2x	7x	✓
S.J.J. Letwin	2x	6x	✓
A. Monaco	2x	4x	✓

Enbridge Shares eligible to count toward the guidelines include Enbridge Shares that are personally held or held in the name of a spouse, dependent child or trust. Enbridge Shares can be acquired through contributions to the Savings Plan or exercising stock options. Stock options are not included in the determination of Enbridge Share ownership.

Enbridge Share ownership is evaluated on a regular basis throughout the year based on the fair market value of the Enbridge Shares. Officers are expected to meet the share ownership guidelines within four years of assuming a role at this level.

SUCCESSION PLANNING

Executive succession is an important area of focus for the ongoing long-term performance of Enbridge. Succession plans include rotational assignments to different business units to ensure a breadth of leadership challenges and exposure to differing business models is achieved. This is coupled with targeted, formalized education in leading executive development programs. All of the executives have had rotational assignments in various functional areas and have been accountable for managing different business units in Enbridge. All of the named executives, except Mr. Monaco, have attended the Harvard Business School, Advanced Management Program, with Mr. Monaco attending in the spring of 2010.

The Chief Executive Officer and his direct reports regularly discuss senior level talent pool development and progression throughout the year. Formalized succession plans and candidate details are provided to the HRC Committee on an annual basis, however discussions on executive succession are held throughout the year. At the senior Management level, candidates who have been identified as potential executive team successors undergo a comprehensive executive assessment process which is conducted by an independent third party provider. Results of this assessment are incorporated into individualized development plans. As part of these plans, the Board receives presentations by these candidates. The HRC Committee and the Board believe this process generates a high-potential, well-qualified senior Management team.

37      MANAGEMENT INFORMATION CIRCULAR

COMPENSATION CONSULTANT

Management and the HRC Committee engaged Mercer during 2009 to provide analysis and advice on compensation matters. The following table provides a breakdown of services provided and fees paid during 2009:

Nature of Work	Approximate Fees ($)

Support to the Board	133,000
Support to Management on Compensation Matters	61,000
Actuarial, Benefits and Other Services	1,710,220

Total	$1,904,220

The HRC Committee annually reviews and approves the terms of engagement with Mercer regarding ongoing compensation matters. The terms of engagement specifies the work to be done, consultant responsibilities and fees. Any additional projects must be approved by the Chair of the HRC Committee. Management may from time to time retain Mercer to perform analysis on compensation matters subject to the approval of the Chair for services in excess of $10,000.

The decisions made by the HRC Committee are the responsibility of the HRC Committee and may reflect factors and considerations other than the information and recommendations provided by Mercer.

EXECUTIVE COMPENSATION AND SHAREHOLDER RETURN

The chart below compares Enbridge's five-year cumulative shareholder return (assuming reinvestment of dividends) by showing what $100 invested in Enbridge Shares on December 31, 2004 would have been worth at the end of each of the last five years, compared to the performance of the S&P/TSX Composite Index.

Total compensation for the named executives reported in each of the years 2005 to 2009 is also presented for comparison to the performance of Enbridge. Compensation has increased commensurate with the performance of Enbridge. In 2007 the total compensation increased significantly compared to the prior year as a result of a grant of performance stock options. The full value of these options, which are granted approximately every five years, is reflected in the 2007 total compensation values. In 2008 a grant of performance stock options was awarded to Mr. Monaco following his appointment to the executive leadership team. Over the five year period, total compensation for the named executives has increased 26% compared to a 92% increase in cumulative return to shareholders over the same period.

Total Return vs. Total Compensation

	2005 ($)	2006 ($)	2007 ($)	2008 ($)	2009 ($)

Enbridge Total Return	126	144	147	150	192
S&P/TSX Composite Total Return Index	124	146	160	107	145
Compensation for Named Executives ($mm)[1]	$11.2	$14.4	$16.5	$16.0	$14.1

Notes:

1
Includes total compensation disclosed in previous management information circulars. The named executive officers reported are those which were reported in the year of disclosure. Total compensation includes base salary, short-term and longer-term incentives (grant date fair value), annual pension service cost and all other compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth the total compensation paid or granted by Enbridge and its subsidiaries to the named executives for each of the financial years ending December 31, 2009, 2008 and 2007.

Executive and Principal Position	Year	Salary ($)	Share- Based Awards[1] ($)	Option- Based Awards[2] ($)	Non-equity (Annual Incentive Plan) ($)	Pension Value[3] ($)	All other Compensation[4,5] ($)		Total Compensation ($)

P.D. Daniel President & Chief Executive Officer	2009 2008 2007	1,200,000 1,181,250 1,106,250	1,354,850 1,163,100 1,206,900	1,426,760 1,314,400 7,182,800	2,133,000 2,000,000 1,620,000	(244,000 650,000 697,000)	151,320 166,760 119,956	[6]	6,021,930 6,475,510 11,932,906

J.R. Bird Executive Vice President, Chief Financial Officer & Corporate Development	2009 2008 2007	540,000 532,500 503,750	387,100 348,930 362,070	403,800 372,000 2,340,300	600,000 600,000 500,000	27,000 321,000 294,000	63,740 61,121 59,107		2,021,640 2,235,551 4,059,227

S.J. Wuori Executive Vice President, Liquids Pipelines	2009 2008 2007	567,000 559,000 522,500	387,100 348,930 362,070	403,800 372,000 2,340,300	540,000 520,000 500,000	(53,000 229,000 411,000)	68,039 66,774 65,469		1,912,939 2,095,704 4,201,340

S.J.J. Letwin[7] Executive Vice President, Gas Transportation & International	2009 2008 2007	593,840 546,325 520,031	384,524 346,290 364,238	516,805 354,787 2,340,300	605,260 643,985 455,400	114,080 278,226 273,050	130,833 99,444 97,828		2,345,343 2,269,057 4,050,847

A. Monaco8,9, Executive Vice President, Major Projects & Green Energy	2009 2008 2007	437,500 391,666 300,000	309,680 271,390 112,644	336,500 1,441,500 102,240	500,000 385,000 216,000	202,000 351,000 51,000	45,625 41,155 178,932	[10]	1,831,655 2,881,711 960,816

Notes:

1
Amounts in this column reflect the number of performance units awarded multiplied by the unit value. The unit value is the volume weighted average of an Enbridge Share on the TSX or the NYSE for 20 trading days prior to the grant date. The value of Mr. Letwin's grants were determined on the NYSE in US$ and have been converted to CA$. The unit value used to determine the amounts in this column are outlined below.

Year	CA$	US$	Exchange Rate US$1=$CA

2009	38.71	31.40	1.2246
2008	38.77	38.94	0.9881
2007	40.23	34.73	1.1653

The unit value takes into account the notional dividends that are reinvested during the performance period. The unit value of performance units for compensation reporting purposes varies from the accounting value which is based on a mark-to-market valuation of an Enbridge Share at the end of each financial quarter, including notional dividends accrued. Particulars on the performance units are set forth under the heading "Performance Unit Plan" on page 34 of this Circular.

2
Amounts in this column reflect the number of options awarded multiplied by the option value. The option value for all regular stock option grants is determined using the Black-Scholes method. The option value for the 2007 grants were calculated using a 10 year term in the Black-Scholes calculation versus the accounting value which was based on a six and eight year expected life assumption, respectively. In 2008, Enbridge revised the approach to use the expected life of the stock options, which is six years, to determine the option value. The revised approach for the 2009 and 2008 grants is consistent with the accounting value. The following outlines the option value assumptions as well as the accounting value for the 2009, 2008 and 2007 option grants:

	2009		2008		2007
	Grant Date Fair Value / Accounting Value		Grant Date Fair Value / Accounting Value		Grant Date Fair Value	Accounting Value
Assumptions	US$	CA$	US$	CA$	CA$	CA$

Expected Option Term in Years	6	6	6	6	10	6
Expected Volatility	33.0%	26.8%	19.9%	18.1%	18.1%	18.1%
Expected Dividend Yield	3.87%	3.88%	3.41%	3.32%	3.22%	3.22%
Risk Free Interest Rate	2.31%	2.22%	3.08%	3.61%	4.13%	4.11%
Exercise Price	$31.59	$39.61	$40.33	$40.42	$38.26	$38.26
Regular Option Value	$6.86	$6.73	$5.82	$6.20	$7.20	$6.16

39      MANAGEMENT INFORMATION CIRCULAR

The values of Mr. Letwin's 2009 and 2008 option grants were determined on the NYSE were converted to CA$ using an exchange rate of US$1 = CA$1.2556 for 2009 and US$1 = CA$1.016 for 2008. Amounts in this column also reflect the number of performance stock options awarded multiplied by the value of the performance options. The value for both the 2007 and 2008 performance grants was determined using the Black-Scholes model to determine an option value which was then discounted based on a Monte Carlo simulation to reflect the Enbridge Share price targets that need to be attained in order for the performance options to vest. The option value for compensation purposes varies from the accounting value. The following outlines the option value assumptions as well as the accounting value for the 2008 and 2007 performance option grants.

	Black-Scholes Variables
	2008		2007
Assumptions	Grant Date Fair Value	Accounting Value	Grant Date Fair Value	Accounting Value

Expected Option Term in Years	5.5	8	8	8
Expected Volatility	18.1%	13.6%	18.6%	13.6%
Expected Dividend Yield	3.3%	3.32%	3.20%	3.57%
Risk Free Interest Rate	2.8%	3.75%	4.60%	4.38%
Exercise Price	$40.42	$40.42	$36.57	$36.57
Performance Discount	16%	–	16%	–
Performance Option Value	$4.65	$4.82	$6.11	$3.40

  All performance stock options granted have been issued in CA$. Particulars of this longer-term incentive vehicle are set forth under the heading "Performance Stock Option Plan" beginning on page 44 of this Circular.

3
All executives participate in the senior Management pension plan which is described under the heading "Retirement Plan Benefits" beginning on page 45 of this Circular. The compensatory values for 2009 reflect current service costs, special arrangements and salary assumptions. Actual salaries were lower than assumed therefore the compensatory values decreased compared to previous years. Although Mr. Monaco did receive a salary increase in 2009, the compensatory value was lower in 2009 as 2008 reflected his promotion to Executive Vice President, Major Projects and new executive term.

4
Amounts in this column include the flexible perquisite allowance, excess flexible benefit credits paid to the executive, the taxable benefit from loans by Enbridge (which were made prior to the enactment of the Sarbanes-Oxley Act), parking, relocation subsidies, financial counseling benefits and other incidental compensation.

5
In 2009, the executives were given a flexible perquisite allowance in the amount of $49,500 for Mr. Daniel, $35,000 for each of Messrs. Wuori and Bird and $30,000 for Mr. Monaco. Mr. Letwin received $35,000 in US$ which was converted to CA$ using the average exchange rate of US$ 1 = CA$1.1420.

6
Amount includes an aviation benefit of $32,466.

7
Mr. Letwin is located in the US. His base salary earnings and other compensation have been converted to CA$ using an average exchange rate of US$ 1= CA$1.1420 (2009) and US$ 1 = CA$1.066 (2008), and US$ 1 = CA$1.0750 (2007).

8
Mr. Monaco was President of Enbridge Gas Distribution Inc. from September 1, 2006 to January 8, 2008. Prior to that, he held other roles in Enbridge.

9
Effective March 1, 2010, Mr. Monaco's title changed from "Executive Vice President, Major Projects" to "Executive Vice-President, Major Projects & Green Energy."

10
Amount includes a relocation subsidy of $153,483 (2007).

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards as of December 31, 2009

The following table sets forth the option-based awards and share-based awards held by each named executive as of December 31, 2009:

	Option-Based Awards					Share-Based Awards
Executive	Option Grant Date	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options[1,2] ($)	Units Grant Date	Number of Units That Have Not Vested (#)	Unit Maturity Date	Market or Payout Value of Units That Have Not Vested[3,4] ($)

P.D. Daniel	25-Feb-09 19-Feb-08 15-Aug-07 09-Feb-07 13-Feb-06 03-Feb-05 04-Feb-04 06-Feb-03 16-Sep-02 05-Feb-02 21-Feb-01	212,000 212,000 1,000,000 149,000 179,100 166,845 127,912 140,400 600,000 120,000 114,765	39.61 40.42 36.57 38.26 36.47 31.68 25.72 20.83 23.15 21.85 19.10	25-Feb-19 19-Feb-18 15-Feb-14 09-Feb-17 13-Feb-16 03-Feb-15 04-Feb-14 06-Feb-13 16-Sep-10 05-Feb-12 21-Feb-11	1,912,240 1,740,520 12,060,000 1,545,130 2,177,856 2,828,023 2,930,464 3,903,822 15,288,000 3,213,600 3,389,010	01-Jan-09 01-Jan-08	36,303 32,125	31-Dec-11 31-Dec-10	1,103,369 976,388

J.R. Bird	25-Feb-09 19-Feb-08 15-Aug-07 09-Feb-07 13-Feb-06 03-Feb-05 04-Feb-04 06-Feb-03 16-Sep-02	60,000 60,000 330,000 45,000 48,300 41,400 33,400 40,000 100,000	39.61 40.42 36.57 38.26 36.47 31.68 25.72 20.83 23.15	25-Feb-19 19-Feb-18 15-Feb-14 09-Feb-17 13-Feb-16 03-Feb-15 04-Feb-14 06-Feb-13 16-Sep-10	541,200 492,600 3,979,800 466,650 587,328 701,730 765,194 1,112,200 2,548,000	01-Jan-09 01-Jan-08	10,372 9,637	31-Dec-11 31-Dec-10	315,248 292,916

S.J. Wuori	25-Feb-09 19-Feb-08 15-Aug-07 09-Feb-07 13-Feb-06 03-Feb-05 04-Feb-04 06-Feb-03 16-Sep-02 05-Feb-02	60,000 60,000 330,000 45,000 48,300 45,800 39,000 80,000 100,000 80,000	39.61 40.42 36.57 38.26 36.47 31.68 25.72 20.83 23.15 21.85	25-Feb-19 19-Feb-18 15-Feb-14 09-Feb-17 13-Feb-16 03-Feb-15 04-Feb-14 06-Feb-13 16-Sep-10 05-Feb-12	541,200 492,600 3,979,800 466,650 587,328 776,310 893,490 2,224,400 2,548,000 2,142,400	01-Jan-09 01-Jan-08	10,372 9,637	31-Dec-11 31-Dec-10	315,248 292,916

S.J.J. Letwin[5]	25-Feb-09 19-Feb-08 15-Aug-07 09-Feb-07 13-Feb-06 03-Feb-05	60,000 60,000 330,000 45,000 53,700 13,100	31.59 40.33 36.57 38.26 36.47 31.68	25-Feb-19 19-Feb-18 15-Feb-14 09-Feb-17 13-Feb-16 03-Feb-15	918,705 369,868 3,979,800 466,650 652,992 222,045	01-Jan-09 01-Jan-08	10,367 9,637	31-Dec-11 31-Dec-10	313,439 291,350

A. Monaco	25-Feb-09 19-Feb-08 19-Feb-08 09-Feb-07 13-Feb-06 03-Feb-05 04-Feb-04 06-Feb-03 05-Feb-02 21-Feb-01 23-Feb-00	50,000 45,000 250,000 14,200 16,300 18,800 27,400 24,000 12,000 12,000 4,000	39.61 40.42 40.42 38.26 36.47 31.68 25.72 20.83 21.85 19.10 13.35	25-Feb-19 19-Feb-18 19-Feb-18 09-Feb-17 13-Feb-16 03-Feb-15 04-Feb-14 06-Feb-13 05-Feb-12 21-Feb-11 23-Feb-10	451,000 369,450 2,052,500 147,254 198,208 318,660 627,734 667,320 321,360 354,360 141,120	01-Jan-09 01-Jan-08	8,298 7,496	31-Dec-11 31-Dec-10	252,199 227,824

Notes:

1
The value of the unexercised in-the-money stock options and performance stock options is based on the Enbridge Share price on December 31, 2009 of CA$48.63 or US$46.22.

2
The values in this column do not reflect whether the stock options are exercisable. Regular stock options are subject to time vesting conditions. Performance stock options are subject to time and performance vesting conditions.

41      MANAGEMENT INFORMATION CIRCULAR

3
The market value of the performance units that have not vested is calculated by the number of units granted plus the number of units credited in lieu of reinvested dividends multiplied by the threshold performance multiplier and the Enbridge Share price as of December 31, 2009 of CA$48.63 or US$46.22.

4
The threshold performance multiplier for the January 1, 2008 and January 1, 2009 performance units grant is 0.625 which is determined by meeting minimum EPS threshold (50%) and a relative price-to-earnings ratio ranking of at least the 50th percentile The threshold performance multiplier for the January 1, 2008 and January 1, 2009 performance units grant is 0.625.

5
The stock options and performance units granted to Mr. Letwin in 2009 and 2008 were in US$. The value of these options and units have been converted to CA$ using an exchange rate of US$1 = CA$1.0466 as of December 31, 2009.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the information regarding option, performance unit and short-term incentive awards that vested or were paid out during the financial year ended December 31, 2009.

Executive	Option-Based Awards – Value Vested During the Year[1] ($)	Share-Based Awards – Value Vested During the Year[2] ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year[3] ($)

P.D. Daniel	812,955	3,130,855	2,133,000
J.R. Bird	214,514	939,257	600,000
S.J. Wuori	224,744	939,257	540,000
S.J.J. Letwin[4]	236,612	934,635	605,260
A. Monaco	86,777	292,213	500,000

Notes:

1
Option-based award calculations for grants of which a portion vested in 2009 are based on the following information.

	Grant Price			Market Price on 2009 Vest Date		Exchange Rate
Grant Date	CA$ ($)	US$ ($)	2009 Vest Date	CA$	US$	US$1 = CA$

19-Feb-08	40.42	40.33	19-Feb-2009	$41.10	$32.55	1.2595
09-Feb-07	38.26	–	09-Feb-2009	$42.52	–	–
13-Feb-06	36.47	–	13-Feb-2009	$41.45	–	–
03-Feb-05	31.68	–	03-Feb-2009	$40.98	–	–

2
The 2007 performance unit grant matured December 31, 2009. The performance multiplier was 2.0, based on Enbridge's EPS of CA$2.35 and price-to-earnings ratio of 2.0. The final Enbridge Share prices were CA$47.14 and US$44.82 based on the weighted average of an Enbridge Share on the TSX and NYSE respectively, for the 20 trading days prior to maturity.

3
Short-term incentive awards were based on corporate and business unit performance at an "Exceeds" rating. Individual performance varied. The HRC Committee approved additional monies for exceptional corporate performance.

4
Mr. Letwin's short-term incentive award of US$530,000 was converted to CA$ using an exchange rate of US$1= CA$1.142.

Enbridge Shares Used for Purposes of Equity Compensation

Options were granted under two plans that were approved by shareholders in 2007:

  •   the plan for regular stock options, the Incentive Stock Option Plan (2007); and

  •   the plan for performance stock options, the Performance Stock Option Plan (2007).

Together these two plans will be referred to as the "Current Stock Option Plans".

Previous to this, regular stock options and performance stocks options were issued under the Incentive Stock Option Plan (2002) ("Legacy Stock Option Plan"). While options are no longer granted under the Legacy Stock Option Plan, there continues to be options outstanding under it. The following table sets forth information regarding Enbridge Shares reserved as of December 31, 2009 for purposes of equity compensation:

Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#) (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#) (c)

Current Stock Option Plans	8,211,725	38.68	8,288,275
Legacy Stock Option Plan	7,649,310	28.44	–

Features of the Current Stock Option Plans

Enbridge Shares Reserved

The total number of Enbridge Shares reserved for issuance under the Current Stock Option Plans may not exceed in the aggregate 16,500,000 Enbridge Shares, representing approximately 4.3% of the issued and outstanding Enbridge Shares as of March 3, 2010.

Restrictions on Enbridge Shares Reserved

Each of the Current Stock Option Plans restricts the number of Enbridge Shares reserved for issuance as follows:

  (a)
  for any single employee, reserved Enbridge Shares may not exceed 5% of the issued and outstanding Enbridge Shares;
  (b)
  for insiders, reserved Enbridge Shares may not exceed 10% of the issued and outstanding Enbridge Shares;
  (c)
  no more than 10% and 5% of the outstanding Enbridge Shares may be issued in a one year period to insiders as a group and to any one insider and their associates, respectively; and
  (d)
  options issued to new employees by the Chief Executive Officer as inducement grants may not exceed the lesser of the amount provided for in the HRC Committee policies and 2% of the number of Enbridge Shares (on a non-diluted basis) outstanding at the time of the grant.

The maximum number of Enbridge Shares that may be issued to designated employees of Enbridge's US subsidiaries as incentive stock options within the meaning of the US Internal Revenue Code (the "Code") under each of the stock option plans shall not be greater than 2,000,000, which number is included in the aggregate 16,500,000 Enbridge Shares reserved for the Current Stock Option Plans.

No US incentive stock option (within the meaning of the Code) may be granted under the Current Stock Option Plans to any employee who, at the time the stock option is granted, owns stock which is equal to more than 10% of the total combined voting power of all classes of his/her employer corporation or of its parent or subsidiary corporations unless the grant price is at least 110% of the fair market value of the Enbridge Shares subject thereto, and the US incentive stock option is not exercisable after the expiration of five years from the date it was granted.

No incentive stock option will be granted to a US designated employee, if as a result of the grant, the aggregate fair market value of the Enbridge Shares covered by all the US incentive stock options under the Current Stock Option Plans, which are or will become exercisable for the first time by the designated employee during any calendar year, exceeds US$100,000, or such amount as shall be set out in the Code.

Share Settled Options

When an employee exercises an option they may receive Enbridge Shares having a fair market value equal to the "in-the-money" value of the option at the time it is exercised. In this case, the number of Enbridge Shares issued and not the number of underlying Enbridge Shares reserved for issuance under the option will be deducted from the Current Stock Option Plans.

Transferability and Assignability

Options are not transferable or assignable by the holder other than by will or according to the laws governing descent and distribution.

Amendments

Subject to regulatory approvals, the Board may amend each of the stock option plans in whole or in part. Shareholder approval is required for changes to the maximum number of Enbridge Shares that can be issued under the Current Stock Option Plans, a reduction in the grant price of any options, cancellation or reissuance of options at a lower grant price, the extension of the term of any option beyond 10 years, any change allowing anyone other than full time employees to be participants or any change allowing assignment of the options except by will or the laws of descent and distribution.

Issued and Outstanding

As of March 3, 2010:

  •   36,752,970 options have been granted under all of Enbridge's stock option plans (including those plans in place prior to the Current Stock Option Plans and Legacy Stock Option Plan);

  •   7,421,391 options are outstanding under the Legacy Stock Option Plan (and prior plans); and

  •   10,116,950 options are outstanding under the Current Stock Option Plans.

The options outstanding under the Current Stock Option Plans together with the options outstanding under the Legacy Stock Option Plan (and prior plans), represent 4.6% of Enbridge Shares outstanding.

Stock Option Grants

The HRC Committee may, subject to the approval of the Board, grant options to selected employees, including the executives. Options are typically granted in February each year to eligible members of senior Management. The exercise price of the option is the weighted average trading price of an Enbridge Share on the TSX or NYSE for the last five trading days prior to the grant date. If the grant is approved during a trading blackout period, the grant date is no earlier than the sixth trading day after the trading blackout period ends. The Corporation does not engage in stock option backdating. Stock options are infrequently granted to select new executives at time of hire. In these cases, stock options are normally granted on the executive's date of hire. If the hire date falls within a blackout period, the grant is delayed until after the end of the blackout period. Options vest in equal installments over a four-year period. The maximum term of an option is 10 years, but the term may be reduced if the holder leaves Enbridge earlier.

43      MANAGEMENT INFORMATION CIRCULAR

Termination of Provisions in Stock Option Plans

The following summarizes the key termination provisions in stock option plans:

Termination Circumstance	Provision

Voluntary	Vested options are exercisable until the earlier of 30 days from the date of termination and the expiry of the option term.

Involuntary For Cause	Current Stock Option Plans: All options are cancelled on the date of termination.
Legacy Stock Option Plan: Vested options are exercisable until the earlier of 30 days from the date of termination and the expiry of the option term.

Involuntary Not For Cause	Current Stock Option Plans: Vested options are exercisable until the earlier of 30 days following expiration of any notice period and the expiry of the option term. Unvested options continue to vest and are exercisable until the earlier of 30 days following expiry of any notice period and the expiry of the option term.
Legacy Stock Option Plan: Vested options are exercisable until the earlier of 30 days from the date of termination and the expiry of the term.

Death	All options vest and are exercisable until the earlier of 12 months from the date of death and the expiry of the term.

Retirement	Options continue to vest. Options that are vested or become vested are exercisable until the earlier of three years from the date of retirement and the expiry of the term.

Disability	Current Stock Option Plans: Options continue in accordance with the regular provisions of the plan.
Legacy Stock Option Plan: Options continue to vest. Vested options are exercisable until the earlier of three years from the date of disability and the expiry of the term.

Change In Control and Other Types of Reorganization	Current Stock Option Plans: On a change of control options vest on a date determined by the HRC Committee prior to the change of control. For other types of reorganizations, options are to be assumed by the successor company and, if not assumed, will vest and value will be paid in cash.
Legacy Stock Option Plan: Options are to be assumed by the successor company and, if not assumed, will vest and value will be paid in cash.

Options are granted to both Canadian and US employees. Options granted to US employees may be in qualified or non-qualified form, within the meaning and requirements of the Code.

Performance Stock Option Plan

The HRC Committee may, subject to the approval of the Board, grant performance stock options to selected employees, including the executives.

Performance stock options provide the opportunity to acquire Enbridge Shares at the exercise price, defined at the time of grant, when both the time and performance requirements are met. These options are time vested 20% annually over five years. The performance requirements are two specific share price hurdles. If performance requirements are achieved within a defined number of years of the initial grant date, the term of the options will extend to eight years. Performance stock options are granted infrequently.

On September 16, 2002, 1,620,000 performance stock options were granted under the Legacy Stock Option Plan with an exercise price of $23.15 per Enbridge Share. The share price hurdles were $30.50 and $35.50. As of December 31, 2006 all performance conditions were met and the term of the options was extended to eight years. As of December 31, 2007, the performance stock options were fully vested and exercisable.

On August 15, 2007, 2,345,000 performance stock options were granted with an exercise price of $36.57. The Enbridge Share price hurdles are $50 and $55. In addition, 250,000 performance stock options were granted on February 19, 2008 at a price of $40.42. One half of these options become exercisable if the first Enbridge Share price hurdle is achieved and 100% of the grant becomes exercisable if the second Enbridge Share price hurdle is achieved within a 6.5 year time period. As of December 31, 2009, 38% of these options were time vested. None of these options were exercisable.

Termination Provisions for Performance Stock Options

Performance stock options granted have the same termination provisions as the regular stock options, except that they are pro-rated for active employment in the time vesting period (and any notice period on an involuntary not for cause termination will count as active employment). On death, the plan assumes the performance requirements have been met.

TRADING IN ENBRIDGE SECURITIES

Enbridge has Insider Trading and Reporting Guidelines to ensure insiders and those in a special relationship with Enbridge are aware of the restrictions on their trading in Enbridge securities. The guidelines are intended to prevent insider trading and fulfill Enbridge's obligations to stock exchanges, regulators and investors. The measures outlined in the guidelines include:

  •   quarterly and annual trading blackout periods when financial results are being prepared but have not yet been publicly disclosed which commence on the fifth day following the end of the quarter or fiscal year and end at the close of trading on the second trading day following the issuance of a news release disclosing financial results;

  •   publishing and communicating to insiders the dates for regular blackout periods; and

  •   encouraging all insiders to pre-clear trading in Enbridge securities before initiating a transaction.

RETIREMENT PLAN BENEFITS

Our executives participate in the senior Management pension plan which offers an enhanced level of benefit. The following table estimates the benefits payable under the senior Management pension plan and other registered or qualified pension plans in which the named executives are entitled to benefits arising from their employment with Enbridge. All information is based on the assumptions and methods used for purposes of reporting financial statements.

Defined Benefit Plans

Defined Benefit Plans
		Annual Benefits Payable ($)		Accrued Obligation at Start of the Year ($)
	No. of years of Credited Service				Compensatory Change ($)	Non- Compensatory Change ($)	Accrued Obligation at Year-End ($)
Executive		At Year-End	At Age 65

P.D. Daniel[1]	33.75	1,269,000	1,368,000	13,564,000	(244,000)	1,291,000	14,611,000
J. R. Bird[2]	21.82	329,000	352,000	3,480,000	27,000	221,000	3,728,000
S. J. Wuori	29.56	416,000	589,000	4,565,000	(53,000)	203,000	4,715,000
S.J.J. Letwin[3]	16.75	240,718	367,357	2,264,842	114,080	125,592	2,504,514
A. Monaco[4]	11.58	114,000	304,000	980,000	202,000	87,000	1,269,000

Notes:

1
Mr. Daniel accrued two years of credited service for each year of service between 2001 and 2006 based on the formula after December 31, 1999. An additional 13 months of credited service with a former associate company was granted in accordance with the formula in effect prior to January 1, 2000. In total, Mr. Daniel was credited with approximately 7.08 additional years of service. Mr. Daniel's actual service is 27.67 years of which 26.67 years are credited service.

2
Mr. Bird's accumulated pension credits equal 2% for each year of service from his date of employment to December 31, 1999 and 3.26% for each year of service thereafter until March 31, 2009. Mr. Bird's actual service is 14.92 years. The enhanced pension credits approximate 6.9 years of credited service.

3
Mr. Letwin was granted six years additional service credit on his employment date based on the pension formula applicable for service prior to January 1, 2000. Mr. Letwin's actual service is 10.75 years. The pension obligations for Mr. Letwin were converted to CA$ using an exchange rate of US$1= CA$1.0466.

4
Mr. Monaco participated in the defined benefit pension option for 1.08 years from his date of employment and in the defined contribution pension option for the years 1997 to 1999 inclusive. From January 1, 2000 to December 31, 2007 Mr. Monaco participated in the senior Management pension plan based on the formula after December 31, 1999. For the years 2008 to 2013 inclusive, Mr. Monaco will receive 2.5% for each year of service. The enhanced pension credits approximate 0.5 years of credited service. Mr. Monaco is not eligible for bonus consideration in the benefit calculation for service earned prior to January 1, 2000. The details of his participation are shown in the tables under the headings "Defined Benefit Plans" and "Defined Contribution Plan" on pages 45 and 46, respectively, of this Circular.

Retirement Benefit Calculation

For each named executive the retirement benefit from the defined benefit pension plan is paid in the normal form (60% joint and last survivor) and is calculated as follows:

2%1,2,3 × Final Average Earnings × Years of Credited Service

Notes:

1
2% applies to all service after December 31, 1999.

2
1.6% applies to all services prior to January 1, 2000.

3
Exceptions for named executives are outlined in the "Notes" to the Defined Benefit Table under the heading "Defined Benefit Plans" on page 45 of this Circular.

Final Average Earnings is defined as:

  1.
  the executive's highest base salary during three consecutive years out of the last 10 years of continuous service; and
  2.
  a portion of the executive's bonuses defined as the greater of 50% of the average of the highest three bonuses paid out of the last five years of continuous service or the lesser of the actual or target bonuses (for service prior to January 1, 2000) and 50% of the average of the highest three bonuses paid out of the last five years of continuous service (for service after December 31, 2009).

The retirement benefit is offset by one half of the executive's Canadian Pension Plan ("CPP") benefit prorated by the number of years the executive has both credited service and CPP coverage for service prior to January 1, 2000. A CPP offset is not applied for service after December 31, 1999.

Retirement may start as early as age 55, in which case the pension benefit is reduced by 3% per year prior to age 60. Unreduced pension benefits are available after the age of 60, or after age 55, with 30 years of service. Retirement benefits are indexed at 50% of the annual increase in the consumer price index.

45      MANAGEMENT INFORMATION CIRCULAR

The lump sum value of the accrued benefits are payable if the executive leaves Enbridge or dies prior to reaching retirement age. In the event of disability, executives continue to accrue pensionable service to age 65. In this circumstance, the final earnings are based on earnings at the time disability commenced, adjusted for increases in the consumer price index to a maximum of 5% per year.

Additional years of credited service or higher pension accruals are negotiated on an individual basis to attract and retain executives. All changes to credited service or pension accruals are approved by the HRC Committee.

Defined Contribution Plan

All Canadian employees, prior to becoming members of the senior Management pension plan, have the option of participating in the defined benefit or defined contribution option of the Enbridge pension plans. Mr. Monaco participated in the defined contribution pension plan from 1997 to 1999, inclusive prior to being appointed to a senior Management position.

The values shown below reflect the current year end market value of assets for prior participation in the defined contribution option.

Executive	Accumulated Value at the Start of the Year ($)	Compensatory Change ($)	Non-Compensatory Change ($)	Accumulated Value at the End of the Year ($)

A. Monaco	28,077	–	6,377	34,454

During this time Enbridge contributed 5% of salary for Mr. Monaco's first year of participation and 7% for the two remaining years of plan participation.

Other Retirement Benefits

In addition to pension plan and post retirement benefits, retirees are entitled to the following compensation:

  •   annual incentive prorated for service in the last year of employment;

  •   unvested options continue to vest. Options may be exercised up to, but no later than, the earlier of three years following retirement and the expiry of the option;

  •   unvested performance options are prorated for the period of active employment and providing the performance criteria are met, the option may be exercised up to but no later than three years following retirement; and

  •   unvested performance units grants are prorated for the period of active employment during the term of the grant and continue to vest in accordance with the terms of the plan.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

The Corporation has entered into employment agreements with all of the named executives. The agreements provide compensation in the following circumstances, except as noted below in respect of Mr. Monaco's agreement:

  •   involuntary termination for any reason (other than for cause);

  •   voluntary termination within 60 days following constructive dismissal, as defined in the agreements; and

  •   voluntary termination within 60 days of the first anniversary of a "change of control" of Enbridge, as defined in the agreements.

Mr. Monaco's employment agreement does not contain the "single trigger" voluntary termination right following a change of control. Since 2007, it has been Enbridge's policy not to enter into employment agreements granting "single trigger" voluntary termination rights in favour of the executive. The agreements with the other named executives were entered into prior to that time.

The following table provides a summary of the incremental compensation that would be paid to the named executives if any of them were terminated.

Type of Termination	Base Salary	Short-term Incentive	Longer-term Incentives	Benefits	Pension

Resignation	None.	Payable in full if entire calendar year is worked. Otherwise none.	Performance options
are pro-rated based on
resignation date. Vested
options must be
exercised within
30 days post the
resignation or the
original term, whichever
is shorter. Unvested
options are cancelled.
Performance units are
			forfeited.	None.	Credited service no longer earned.

Retirement	None.	Incentive for current year is pro-rated based on retirement date.	Performance options
are pro-rated based on
retirement date. Options
continue to vest and
remain exercisable for
three years following the
retirement date or the
original term, whichever
is shorter.
Performance units are
pro-rated based on
			retirement date.	Post retirement benefits begin.	Credited service no longer earned.

Involuntary Termination (Not for Cause) Termination (Constructive Dismissal) Termination (Change of Control)	Base salary in lump sum. Three years for Chief Executive Officer, two years for other executives.	Two times (three times
for the Chief Executive
Officer) the average of
short-term incentive
awards received during
the past two years plus
the current year's
short-term incentive
pro-rated based on
service prior to the
termination of
employment.[2]	Vested options are
exercisable in
accordance with their
terms.[1] Value of the
unvested options is paid
in cash. Performance
units are pro-rated
based on employment
termination date and
the value is assessed
and paid at the end of
the term.
All options vest. All
performance units
mature and value is
assessed and paid
based upon applicable
performance measures
			achieved to that time.	Benefits value in lump sum. Three years for Chief Executive Officer, two years for other executives.	Additional years of pension accrual added to final pension calculation. Three years for Chief Executive Officer, two years for other executives.

Notes:

1
Performance stock options are valued assuming all performance measures have been met.

2
For Mr. Monaco, pro-rated payment for the current year is based upon the prior year's short-term incentive award.

47      MANAGEMENT INFORMATION CIRCULAR

The table below shows the incremental amounts that would be paid to the named executives if any of them had been terminated on December 31, 2009.

Type of Termination	Base Salary[1] ($)	Short-term Incentive ($)	Longer-term Incentive[2] ($)	Benefits ($)	Pension[3] ($)	Total Payout ($)

P.D. Daniel President & Chief Executive Officer

Resignation Retirement Involuntary Termination (Not for Cause) Termination (Constructive Dismissal) Termination (following Change of Control)	– – 3,600,000 3,600,000 3,600,000	– – 5,430,000 5,430,000 5,430,000	– – 21,586,076 21,586,076 21,586,076	– – 369,702 369,702 369,702	– – 4,033,000 4,033,000 4,033,000	– – 35,018,778 35,018,778 35,018,778

J.R. Bird Executive Vice President, Chief Financial officers & Corporate Development

Resignation Retirement Involuntary Termination (Not for Cause) Termination (Constructive Dismissal) Termination (following Change of Control)	– – 1,080,000 1,080,000 1,080,000	– – 1,100,000 1,100,000 1,100,000	– – 6,730,202 6,730,202 6,730,202	– – 139,498 139,498 139,498	– – 1,002,000 1,002,000 1,002,000	– – 10,051,700 10,051,700 10,051,700

S.J. Wuori Executive Vice President, Liquids Pipelines

Resignation Retirement Involuntary Termination (Not for Cause) Termination (Constructive Dismissal) Termination (following Change of Control)	– – 1,134,000 1,134,000 1,134,000	– – 1,200,000 1,200,000 1,200,000	– – 6,730,202 6,730,202 6,730,202	– – 142,748 142,748 142,748	– – 1,840,000 1,840,000 1,840,000	– – 10,866,950 10,866,950 10,866,950

S.J.J. Letwin[4] Executive Vice President, Gas Transportation & International

Resignation Retirement Involuntary Termination (Not for Cause) Termination (Constructive Dismissal) Termination (following Change of Control)	– – 1,088,464 1,088,464 1,088,464	– – 1,025,668 1,025,668 1,025,668	– – 7,016,173 7,016,173 7,016,173	– – 136,865 136,865 136,865	– – 692,850 692,850 692,850	– – 9,960,020 9,960,020 9,960,020

A. Monaco Executive Vice President, Major Projects & Green Energy

Resignation Retirement Involuntary Termination (Not for Cause) Termination (Constructive Dismissal) Termination (following Change of Control)	– – 900,000 900,000 900,000	– – 601,000 601,000 601,000	– – 4,055,821 4,055,821 4,055,821	– – 118,662 118,662 118,662	– – 806,000 806,000 806,000	– – 6,481,483 6,481,483 6,481,483

Notes:

1
The value is based on the applicable severance period (three times for the Chief Executive Officer, two times for the other executives).

2
Represents the in-the-money value of unvested stock options and performance stock options as of December 31, 2009. Includes the value of outstanding performance units as of December 31, 2009 as if the grants matured. The EPS targets are assumed to have been met and the price to earnings performance relative to the peer group companies is assumed to be top quartile.

3
Value of additional service under Enbridge's defined benefit and supplemental benefit pension plans over the severance period.

4
All of Mr. Letwin's compensation in US$ has been converted to CA$ using the exchange rate of US$1 = CA$1.0466.

Further information about the pension plan, option plans and performance unit plan is provided under the headings "Retirement Plan Benefits", "Enbridge Shares Used for Purposes of Equity Compensation" and "Performance Unit Plan" on pages 45, 42 and 34 of this Circular, respectively.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed nominee for election as a Director, and no associate or affiliate of any of the foregoing persons, has or had any direct or indirect material interest in any transaction during the 2009 fiscal year or in any proposed transaction which in either such case has materially affected or will materially affect Enbridge or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No current or former Director or officer of Enbridge or its subsidiaries, and no associate of any such person, was indebted to Enbridge or any of its subsidiaries at any time in 2009 other than previously outstanding routine indebtedness, which is permitted under applicable Canadian securities laws. Routine indebtedness to Enbridge consists solely of relocation or hiring incentive loans advanced to certain officers arising on their transfer of business location or hiring.

Since July 29, 2002, when the Sarbanes-Oxley Act was enacted, no new relocation or hiring incentive loans or any other forms of indebtedness have been granted, renewed or extended to Directors or officers.

DIRECTORS AND OFFICERS LIABILITY INSURANCE

We maintain insurance for the benefit of our Directors and officers and the Directors and officers of our subsidiaries, as a group, to protect them against liabilities they may incur in their capacity as Directors and officers of Enbridge or our subsidiaries, subject to the limits set out in the Canada Business Corporations Act. The total annual amount of insurance coverage available is US$150,000,000, with a US$1,000,000 deductible for each claim for which Enbridge grants indemnification. The insurance premium for the policy period from October 30, 2008 to October 30, 2009, paid by Enbridge, was US$1,626,218.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar of the Enbridge Shares is CIBC Mellon Trust Company with a corporate trust office in Agincourt, Ontario, Canada. The mailing address for purposes of depositing proxies is as follows:

BY FACSIMILE:	TOLL FREE 1-866-781-3111 (North America only)
BY DELIVERY:	Your Proxy Form can be delivered to:
CIBC Mellon P.O. Box 721 Agincourt, Ontario, Canada M1S 0A1

TOLL FREE TELEPHONE INQUIRIES IN NORTH AMERICA: 1-800-387-0825

APPROVAL BY THE BOARD OF DIRECTORS

The contents and mailing of this Circular to each Director, each shareholder and the auditors of Enbridge have been approved by the Board.

DATED at Calgary, Alberta, this 3rd day of March, 2010.

Alison T. Love
Vice President, Corporate Secretary & Chief Compliance Officer

49      MANAGEMENT INFORMATION CIRCULAR

APPENDIX "A"
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

GENERAL APPROACH

Enbridge Inc. ("Enbridge") recognizes the value of good corporate governance and employs a variety of policies, programs and practices to manage corporate governance and ensure compliance. As of the date hereof, the board of directors of Enbridge (the "Board") believes that Enbridge is in full compliance with all applicable Canadian corporate governance guidelines and rules including National Instrument 58-101 "Disclosure of Corporate Governance Practices" ("NI 58-101"), National Policy 58-201 "Corporate Governance Guidelines" ("NP 58-201") and National Instrument 52-110 "Audit Committees" ("NI 52-110").

Information about our corporate governance practices, required pursuant to NI 58-101, is set forth under the heading "Corporate Governance Disclosure" beginning below in this Appendix "A". Information with respect to our audit committee, required pursuant to NI 52-110, can be found under the heading "Audit, Finance & Risk Committee" on page 29 of our annual information form for the year ended December 31, 2009.

The Board also believes that Enbridge is in full compliance with all United States of America ("US") corporate governance guidelines and rules. As a foreign private issuer under US securities laws, we are in most respects permitted to comply with Canadian corporate governance guidelines and rules in lieu of the New York Stock Exchange (the "NYSE") corporate governance guidelines and rules applicable to US listed corporations. The NYSE standards require us to disclose the manner in which our corporate governance practices differ from the NYSE standards. A summary of these differences can be found on our website. The Board also believes that Enbridge is in compliance with the audit committee requirements under Rule 10A-3 of the US Securities Exchange Act of 1934. A summary of these audit committee requirements can also be found on our website and are discussed under the heading "Audit, Finance & Risk Committee" on page 29 of our annual information form for the year ended December 31, 2009.

WHERE TO FIND INFORMATION AND DOCUMENTS REFERRED TO IN THIS APPENDIX "A"

•	Website:	Our annual information form; Board Guidelines; Terms of Reference for the Board, Chair of the Board, each Board Committee and individual directors; Statement on Business Conduct; whistleblower procedures; summary of the manner in which our corporate governance practices differ from the NYSE standards; summary of US audit committee requirements; and other Enbridge documents referred to in this Appendix "A" can be found on our website at www.enbridge.com.
•	SEDAR:	Some of these Enbridge documents may also be available on SEDAR at www.sedar.com.
•	Print:	Print copies of any of these documents are also available to any shareholder free of charge, upon request to the Office of the Corporate Secretary, which you may contact by:
		•	mail at 3000, 425-1st Street S.W., Calgary, Alberta, Canada, T2P 3L8;
		•	fax at (403) 231-5929;
		•	telephone at (403) 231-3900; or
		•	e-mail at corporatesecretary@enbridge.com.

CORPORATE GOVERNANCE DISCLOSURE

100% Compliance

Enbridge's corporate governance practices fully comply with the governance rules of the Canadian Securities Administrators. The discussion below describes our compliance with NI 58-101 "Disclosure of Corporate Governance Practices".

Board of Directors

About our Board

The Board has plenary power from shareholders to manage, or supervise the management of the business and affairs of Enbridge. The Board is responsible for the overall stewardship of Enbridge and in discharging that responsibility, reviews, approves and provides guidance in respect of our strategic plan and reviews the progress against the strategic plan as it occurs. The Board also oversees identification of the principal risks to Enbridge on an annual basis and monitors our risk management programs. In addition, the Board oversees the implementation of succession planning, and seeks assurance that internal control systems and management information systems are in place and operating effectively. Before implementation, the Board approves all significant matters that may materially affect Enbridge, supports implementation and reviews the results.

The Board has delegated to the Chief Executive Officer ("CEO") and senior management ("Management") the responsibility for day-to-day management of the business of Enbridge, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must, pursuant to the Canada Business Corporations Act and our articles and by-laws, be approved by the Board, the Board has set specified limits to Management's responsibility as referred to in the general guidelines for the Board (the "Board Guidelines"), and retains responsibility for significant changes in our affairs such as the approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

The Governance Committee is responsible for recommending to the Board the role of the Board, the roles of the committees of the Board ("Board Committees") and the general division of duties between the Board and the CEO. The Governance Committee has developed the Board Guidelines, as well as terms of reference ("Terms of Reference") of the Board setting out the specific mandate and responsibilities of the Board as a whole, both of which have been adopted by the Board. These documents are all reviewed with the Board on an annual basis and revised, as required. Further descriptions of specific Board responsibilities are set forth generally in the Canada Business Corporations Act, in our articles and by-laws and in the Terms of Reference of the four standing Board Committees.

Director Independence

Under the Board Guidelines, the Board requires that a majority of its members be independent, as that term is defined by NI 52-110. Generally, we define a director as independent if he or she does not have a direct or indirect material relationship with Enbridge. The Board believes that a relationship is material if it could reasonably interfere with a director's ability to make independent decisions, regardless of any other association he or she may have. The Board determines the independence of a director by issuing a detailed questionnaire to the directors. Ten of the 11 nominees for election as directors (91%) are independent. This disclosure is also set forth under the heading "Independence and Board Committees" on page 13 of this management information circular (the "Circular"). The Board has determined that Patrick D. Daniel, the President & CEO of Enbridge, is not independent because he is a member of Management of Enbridge. The Board has determined that Dan C. Tutcher is independent. He was not independent in prior years because until his retirement on May 1, 2006 he was Group Vice President, Transportation South of Enbridge as well as the President of Enbridge Energy Company, Inc. and Enbridge Energy Management, L.L.C., subsidiaries of Enbridge. As of May 1, 2010, four years will have passed since Mr. Tutcher's retirement. The Board believes that since Mr. Tutcher has no ongoing relationship with Enbridge, apart from his shareholdings and his position on the Board, he is now independent.

Board Chair Independence

The Board has also determined that the Chair of the Board since May 2005, David A. Arledge, is an independent director. His responsibilities are set forth in the Terms of Reference for the Chair of the Board.

Other Directorships

Several of the nominees also serve on the board of directors of other reporting issuers and such directorships are set forth under individual director profiles beginning on page 6 of this Circular. Those directors who serve together on other boards and committees of public entities are set forth under the heading "Interlocking Relationships" on page 13 of this Circular. All of the entities on which the directors serve together are companies in which Enbridge holds an interest. The Board has determined that these common board memberships do not affect the ability of those directors to exercise independent judgment as members of the Board.

Meetings without Management or Non-Independent Directors

The Governance Committee ensures that the Board functions independently of Management. Under the Board Guidelines, the Board is required to regularly hold in-camera meetings without officers or Management present. Both the Board and Board Committees therefore meet in-camera and independently of Management at every regularly scheduled meeting. The Chair of the Board provides the President & CEO with a summary of the matters discussed at the in-camera meetings, including the issues that the Board expects Management to pursue. The number of Board and Board Committee meetings, including in-camera meetings, and the attendance of the directors at such meetings is set forth in the individual director profiles beginning on page 6 of this Circular and under the heading "Meeting Information and Overall Director Attendance" on page 12 of this Circular.

To further increase independence, Board Committees also meet with external consultants and internal personnel, without Management, when they see fit. Additionally, the Board Guidelines allow individual directors and the Board and Board Committees to engage independent advisors, if requested.

Director Attendance

Directors are expected to attend all Board and Board Committee meetings, including the annual meetings of shareholders, which all directors attended in 2009. The attendance record of each director at the 2009 Board and Board Committee meetings is set forth in the individual director profiles beginning on page 6 of this Circular.

Board Mandate

The Board's mandate is found in the Board Guidelines, which consist of, among other things, the Terms of Reference for the Board, Board Committees and members of Management. The Board Guidelines were developed to provide the members of the Board with a clear picture of the expectations of the Board and to assist the members of the Board with

51      APPENDIX "A"

their fulfillment of those expectations. The following is a summary of the Board's mandate. The full text can be found in the Board Guidelines and Terms of Reference for the Board.

Strategic Planning

The Board is responsible for reviewing, approving and overseeing Enbridge's strategic plan and reviewing the progress of strategic planning as it occurs. The Board also oversees all transactions that would have a significant impact on the strategic plan. Two Board meetings per year are devoted to the strategic plan, one of which is held over two days. In 2009, the Board devoted a significant amount of time in one additional meeting to discuss the strategic plan, financial issues relating to the implementation of the strategic plan and related matters.

Risk Management

Risk assessment is another responsibility of the Board, which includes overseeing the identification of the principal risks to Enbridge on an annual basis, monitoring our risk management programs and seeking assurance that internal control systems and management information systems are in place and operating effectively.

Enbridge has in place a comprehensive risk assessment system which incorporates relevant risk assessment information from its major businesses. The Board and the Audit, Finance and Risk Committee ("AFR Committee") specifically oversee the review of principal risks to Enbridge on an annual basis, monitor Enbridge's risk management program and oversee the review of risks in conjunction with internal and external auditors. The risk assessment process analyses existing and emerging risks within defined categories, with corresponding mitigating factors. The Board devoted a significant portion of one meeting in 2009 to discuss risk assessment, mitigation and management.

Other Board Committees also authorize implementation and monitoring of systems put in place to address risks to the businesses that are within the scope of their responsibilities. For example, the Corporate Social Responsibility Committee ("CSR Committee") has authorized the establishment of a global reporting initiative guideline and an environmental risk management system, and monitors their operation. The Board has delegated certain responsibilities to each of its Board Committees, and they report and make recommendations to the Board on a regular basis, as well as oversee the implementation and monitoring of systems put in place to address applicable risks.

Succession Planning

The Board is responsible for annually reviewing the succession strategy for all senior Management positions. The Board is responsible for appointing the CEO, appointing other members of senior Management and monitoring their performance. The Human Resources & Compensation Committee ("HRC Committee") has the responsibility to review and advise the Board on policies and procedures relating to employment, succession planning and remuneration of employees, including officers. The HRC Committee monitors the performance of senior Management, oversees human capital risk to ensure that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The HRC Committee also reviews and monitors senior Management development programs.

Corporate Communications

The Board's mandate calls on the Board to approve all major corporate communications policies including the Corporate Disclosure Guidelines used in the conduct of all corporate disclosure, under the oversight of Management's Disclosure Committee. The Disclosure Guidelines are reviewed annually by the Board. The Board reviews and approves the content of all major disclosure documents including the annual and quarterly reports to shareholders, management's discussion & analysis, the annual information form and the management information circular. The Board has established programs and structures to provide assurance of effective communications between Enbridge, its shareholders, stakeholders and the public and to avoid selective disclosure. Enbridge's Management meets frequently with the Board regarding these matters.

Internal Controls

The Board is to seek assurance annually, or more frequently if required, that internal control systems and management information systems are in place and operating effectively. One of the functions of the AFR Committee is to review Enbridge's quarterly and annual financial statements and recommend their approval or otherwise to the Board. In performing this function, the AFR Committee has overview responsibility for audit services (the internal audit function at Enbridge) and for senior Management reporting on internal controls.

Corporate Governance

The Board's mandate provides for the Governance Committee's focus on the structure and processes of corporate governance at Enbridge. The objective of the Governance Committee is to ensure that a comprehensive system of stewardship and accountability to shareholders is in place and functioning among directors, Management and employees of Enbridge.

Position Descriptions

Written position descriptions for the Chair of the Board and the Chair of each Board Committee are contained in their respective Terms of Reference and are reviewed annually. The Board has also developed Terms of Reference for the President & CEO. The HRC Committee reviews and the Board then approves the President & CEO's objectives on an annual basis, as well as his performance in relation to those objectives.

Orientation and Continuing Education

The Governance Committee is responsible for establishing formal orientation and education programs for directors. New directors meet with the Chair of the Board, the CEO and senior Management to learn about our business and operations, and they participate in site and facility tours with other directors. New directors are provided with a copy of the Board manual that contains personal information about each of the directors and senior officers, Board and Board Committee membership lists and meeting dates, corporate and management organization charts, the corporate financial risk management policies, information concerning directors' and officers' liability programs, statutory liabilities, insider trading and indemnity agreements, the dividend reinvestment and share purchase plan, the Statement on Business Conduct and our subsidiaries' public disclosure documents. When updates are made to any of the documents included in the Board manual, the directors receive e-mail notification of such updates. The Board manual and any updates are also posted to the Board portal.

New directors also receive an orientation at the time they join the Board and prior to each new Board Committee assignment, and throughout their tenure, continue to have discussions with the Chair of the Board, receive quarterly presentations from senior Management, and participate in site and facility tours. In addition, special presentations are provided in response to any director's request. As part of ongoing education, directors are also encouraged to pursue director education seminars and courses offered by external parties, whose costs are borne by Enbridge. A number of the members of the Board (including Messrs. Leslie and Shultz) are members of the Institute of Corporate Directors, in Canada. Mr. Leslie, the Chair of the AFR Committee, is also a member of the Canadian Audit Committee Network and participates in its work and meetings.

The following table lists some of the educational presentations for the directors during 2009:

Date	Topic	Presented/Hosted By

March 17, 2009	Global Financial Issues	David Pruner Senior VP Energy Consulting, Wood MacKenzie Ltd.	All Directors

July 27, 2009	International Financial Reporting Standards	Colin Gruending Vice President & Controller and outside advisors Angela Bargen Project Director, International Financial Reporting Standards	David A. Arledge J. Lorne Braithwaite Patrick D. Daniel J. Herb England David A. Leslie George K. Petty Charles E. Shultz Catherine L. Williams

September 9, 2009	US Terminal and Construction Tour	Al Monaco Executive Vice President, Major Projects & Green Energy and others from the Major Projects Group	David A. Arledge James J. Blanchard J. Lorne Braithwaite Patrick D. Daniel J. Herb England Charles W. Fischer George K. Petty Charles E. Shultz Dan C. Tutcher Catherine L. Williams

November 2, 2009	Natural Gas Flow Dynamics	Steve Letwin Executive Vice President, Gas Strategy & International James Lagadin Vice President, Canadian Energy Marketing	All Directors

December 1, 2009	International Financial Reporting Standards	Colin Gruending Vice President, Controller and outside advisors Angela Bargen Project Director, International Financial Reporting Standards	David A. Arledge J. Lorne Braithwaite Patrick D. Daniel Charles W. Fischer David A. Leslie Charles E. Shultz Catherine L. Williams

53      APPENDIX "A"

Ethical Business Conduct

Statement on Business Conduct

Enbridge has adopted the Statement on Business Conduct (the "Statement") which applies to Enbridge and its subsidiaries and their respective directors, officers, employees, consultants and contractors. The Statement addresses, among other things, compliance with laws and undertakings, relationships with landowners, customers, shareholders, employees and others, health, safety and environment, property and assets, conflicts of interest and use of proprietary, confidential and insider information and communication devices. The Statement is reviewed annually and as developments occur and is updated as required. There were no significant changes to the content of the Statement in 2009.

Culture of Ethical Business Conduct

Upon joining Enbridge or one of its subsidiaries, an employee is required to sign a certificate of compliance indicating that he/she has read and understands the Statement and that he/she agrees to comply with it as a term and condition of his/her employment. Each employee and director must annually thereafter certify his/her compliance with the Statement, and compliance with the Statement is reported annually to the Governance Committee. In 2009, there were no exceptions from compliance with the Statement for any director or executive officer of Enbridge. As part of Enbridge's commitment to ethical business conduct, on-line fraud awareness training was introduced to all employees in 2009. The Statement was further reinforced with the introduction of on-line training on the Statement in January 2010.

Whistleblower Procedures

The Board has also adopted whistleblower procedures which allow employees to report suspected violations of the Statement or any laws, regulations or Enbridge policies, on a confidential and anonymous basis. To ensure confidentiality and anonymity, complaints may be made by telephone or e-mail. These complaints are handled by an independent outside service provider. Complaints may also be made through interoffice mail and are handled by the Chair of the AFR Committee. The Chief Compliance Officer reports to the AFR Committee each quarter, or more frequently if urgent matters arise, regarding complaints received through the whistleblower procedures so that the AFR Committee can ensure that the process is satisfactory in its efficiency, accuracy, timeliness, protection of confidentiality or anonymity and effectiveness. In 2008, the whistleblower reporting mechanism was expanded to matters beyond accounting or auditing matters and is now available for a wider range of ethics and conduct concerns.

Material Interests

If a director or officer has a material interest in a transaction or agreement, such director or officer is required to comply with the disclosure requirements of the Canada Business Corporations Act, to disclose a conflict or potential conflict, to not participate in discussions on the matter and to abstain from voting on the matter at any board meeting where the matter is being considered. In addition, the Statement and the Terms of Reference for a director address the handling of conflicts of interest.

Nomination of Directors

Identification of New Candidates for Board Nomination

The Governance Committee serves as the nominating committee and is responsible for the identification of new candidates for recommendation to the Board. The Governance Committee annually reviews a skills matrix known as the "Board Composition Plan" (the "Composition Plan") that sets forth the current make-up of the Board including the name of each director, his/her occupation, residence, gender, age, years on the Board, retirement date, business experience, other board of directors commitments, equity ownership, independence and other relevant information. The Composition Plan is summarized by the Governance Committee which then allows the Governance Committee to identify criteria on a priority basis (high, medium and low) that a new candidate for the Board should possess. Criteria include but are not limited to, management, board and industry experience, areas of expertise (such as finance and accounting, human resources, environmental, regulated or deregulated business, project management/execution and legal), gender, age and global representation.

A list of potential candidates for the Board who possess these relevant criteria is maintained by the Governance Committee and reviewed and updated annually or more frequently, as required. When a position on the Board is available, the Board reviews the list of potential candidates, revises it to reflect the most highly ranked criteria at the time, as well as other candidates who have recently been identified and prepares a short list. In 2008, the Board retained an external consultant to assist it in identifying potential candidates for the Board. The Chair of the Governance Committee, the Chair of the Board, the President & CEO, as well as other directors from time to time, meet with the potential candidates to determine the candidates' interest, availability, experience and suitability. Thereafter, a recommendation is made to the Board which in turn decides on suitable candidates for election by the shareholders.

Independent Governance Committee

The Governance Committee is composed entirely of independent directors. For more information, please refer to the heading "Independence and Board Committees" on page 13 and "Governance Committee Report" beginning on page 24 of this Circular.

Governance Committee Terms of Reference

A summary of the Governance Committee's responsibilities is set forth under the heading "Governance Committee Report" beginning on page 24 of this Circular. The responsibilities, powers and operations of the Governance Committee are set out in its Terms of Reference.

Compensation

Director and Officer Compensation

Compensation plans and pay levels for executive officers of Enbridge are reviewed, approved and recommended to the Board by the HRC Committee. For further information regarding the process for determining compensation of these individuals, see "Annual Compensation Decision Making Process" beginning on page 30 of this Circular and for a summary of the HRC Committee's responsibilities see "HRC Committee Report" beginning on page 26 of this Circular.

Remuneration of directors of Enbridge is annually reviewed for adequacy and form and reported on to the Board by the Governance Committee. In establishing compensation, the Governance Committee considers the time commitment and experience required of the directors and the compensation paid by a group of comparable public companies to their respective boards of directors. The Governance Committee periodically uses the assistance of external consultants to assist in the analysis of this information. The Governance Committee did not use external consultants or increase directors' compensation in 2009. For further information regarding directors' compensation, see the heading "Directors' Compensation" beginning on page 15 of this Circular.

Outside Consultant

The HRC Committee has retained an independent compensation consultant, Mercer (Canada) Limited ("Mercer"), to assist it in providing advice on the competitiveness and the appropriateness of compensation programs for Enbridge's executive officers, as well as on the governance of executive compensation, the mandate of the HRC Committee and the related Board and Board Committee process. Information regarding the independence of and the fees paid to Mercer is set forth under the heading "Compensation Consultant" on page 38 of this Circular.

Independent Compensation Committee

The HRC Committee is composed entirely of independent directors.

Compensation Committee Terms of Reference

A summary of the HRC Committee's responsibilities is set forth under the heading "HRC Committee Report" beginning on page 26 of this Circular. The responsibilities, powers and operations of the HRC Committee are set out in its Terms of Reference.

Other Board Committees

In addition to the AFR Committee, HRC Committee and Governance Committee, Enbridge has a CSR Committee. All members of the CSR Committee are independent. A summary of the CSR Committee's responsibilities is set forth under the heading "CSR Committee Report" beginning on page 23 of this Circular. The responsibilities, powers and operations of the CSR Committee are set out in its Terms of Reference.

Financial Literacy of Directors

The Board has determined that all of the members of its AFR Committee are financially literate within the meaning of NI 52-110 and the rules of the NYSE. The Board believes that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Enbridge's financial statements. The Board has also determined that each of Messrs. England and Leslie and Ms. Williams qualify as "audit committee financial experts" as that term is defined under the US Exchange Act. The Board has made these determinations based on the education and breadth and depth of experience of each member of the AFR Committee.

Assessments

The Governance Committee is responsible for assessing the performance of the Board and its Chair, the Board Committees and the individual directors, on an ongoing basis.

55      APPENDIX "A"

Board and Board Chair Assessments

Each director of the Board annually completes a confidential questionnaire designed to provide directors with an opportunity to evaluate how effectively the Board is operating and to make suggestions for improvement. The questionnaire is primarily designed to provide constructive input for the improvement of the Board as a whole. Questions posed address the composition of the Board, the effectiveness of the Board, Chair of the Board and Board meetings, duties and responsibilities of the Board, orientation and development processes for the Board and evaluation processes for senior Management. The questionnaire, once completed, is submitted to the Chair of the Governance Committee and directors' input is then summarized on an anonymous basis. The Chair of the Governance Committee meets independently with the Chair of the Board and discusses the summary which is then reported to the Board by the Chair of the Governance Committee.

Board Committee Assessments

Each member of each of Enbridge's four Board Committees also annually complete a confidential questionnaire designed to enable a candid conversation between the members of each Board Committee regarding the overall performance of the committee by examining the function of the committee and identifying areas of accomplishment and areas for improvement. This occurs during the in-camera meeting at the first committee meeting following the completion of the questionnaire. The purpose of the questionnaire is to ensure that each committee is functioning effectively and efficiently to fulfill the duties and responsibilities delegated to it by the Board in their respective Terms of Reference. Questions posed address the composition of the committee, the effectiveness of the committee, its members, including the Chair, and its meetings, as well as orientation and development processes for the committee. Input received from the questionnaire is returned to the Chair of the Governance Committee, summarized and provided to the Chair of each committee and the Chair of the Board.

Individual Director Assessments

Additionally, approximately every three years, each director completes a confidential questionnaire designed to provide directors with an opportunity to examine their effectiveness, compare their personal assessment with the assessment by their peers, identify areas of improvement and have a candid conversation with the Chair of the Board regarding individual and Board performance. The purpose of the questionnaire is to assist with personal development, recognizing that individual director development contributes to the overall effectiveness of the Board. Questions posed address directors' skills and experience, preparation, attendance and availability at Board meetings, communication and interaction, business, company and industry knowledge, as well as overall assessment. Directors are encouraged not to be limited by questions asked in the questionnaires and to comment broadly, positively or negatively, on any issue regarding Board, committee and director performance. The questionnaire, once completed, is sent to an independent third party who summarizes the input and provides a confidential report to each director that includes how the director scored him/herself, average peer score of his/her performance, overall average peer score and peer comments regarding the director's performance. Following this process, each director has a confidential discussion with the Chair of the Board regarding the director's contribution to, and views pertaining to the Board.

In years when this formal assessment of individual directors is not done, the Chair of the Board meets informally with each director to discuss his/her performance and other issues relating to the Board, committee and director performance.

Enbridge common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the trading symbol ENB. Enbridge Inc. 3000, 425 - 1st Street S.W. Calgary, Alberta, Canada T2P 3L8 Telephone: (403) 231-3900 Facsimile: (403) 231-3920 Toll free: (800) 481-2804 www.enbridge.com